  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000.


                                                      REGISTRATION NO. 333-44704
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                            ------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   AXT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           94-3031310
   (STATE OR OTHER JURISDICTION OF INCORPORATION                     (I.R.S. EMPLOYER
                 OR ORGANIZATION)                                   IDENTIFICATION NO.)

                    4281 TECHNOLOGY DRIVE, FREMONT, CA 94538
                                 (510) 683-5900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MORRIS S. YOUNG
                            CHIEF EXECUTIVE OFFICER
                                   AXT, INC.
                             4281 TECHNOLOGY DRIVE
                           FREMONT, CALIFORNIA 94538
                                 (510) 683-5900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                  SALLY J. RAU, ESQ.                                   JOHN T. SHERIDAN, ESQ.
                  JULIE L. HSU, ESQ.                                  KATHLEEN B. BLOCH, ESQ.
              ELIZABETH O'CALLAHAN, ESQ.                                JONATHAN BLOCK, ESQ.
           GRAY CARY WARE & FREIDENRICH LLP                             JONATHAN LEVY, ESQ.
                 400 HAMILTON AVENUE                             WILSON SONSINI GOODRICH & ROSATI,
                 PALO ALTO, CA 94301                                  PROFESSIONAL CORPORATION
                                                                         650 PAGE MILL ROAD
                                                                        PALO ALTO, CA 94304

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. AXT AND THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION -- SEPTEMBER 15, 2000


PROSPECTUS
--------------------------------------------------------------------------------

                                2,200,000 Shares

                                   [AXT LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

AXT, Inc. is offering 2,100,000 shares of common stock and the selling stockholders are offering 100,000 shares of common stock. AXT will not receive any proceeds from the sale of shares by the selling stockholders.

AXT designs, develops, manufactures and distributes high-performance compound semiconductor substrates, as well as opto-electronic semiconductor devices such as high-brightness light emitting diodes, or HB LEDs, and vertical cavity surface emitting lasers, or VCSELs.


The shares of AXT are included for quotation in the Nasdaq National Market under the symbol "AXTI." On September 14, 2000 the reported last sale price of AXT's common stock in the Nasdaq National Market was $36.625 per share.


                                                           Per Share        Total
Public offering price.................................   $                $
Underwriting discounts and commissions................   $                $
Proceeds, before expenses, to AXT.....................   $                $
Proceeds to selling stockholders......................   $                $

SEE "RISK FACTORS" ON PAGES 4 TO 13 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF AXT.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

The underwriters may, under some circumstances, purchase up to 330,000 additional shares from AXT at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be on
            , 2000.

PRUDENTIAL VOLPE TECHNOLOGY
    A UNIT OF PRUDENTIAL SECURITIES

                     CIBC WORLD MARKETS
                                 WIT SOUNDVIEW
                                            ABN AMRO ROTHSCHILD
                                            A DIVISION OF ABN AMRO INCORPORATED

            , 2000                                      PACIFIC CREST SECURITIES

Set forth on the left-hand side of the inside front cover page are graphics of selected end-market applications into which AXT's products are incorporated. The following graphics and captions are included:

     o a graphic of a wireless handset above the caption "WIRELESS COMMUNICATIONS AXT's compound semiconductor substrates are used by semiconductor device manufacturers in high-performance wireless communications applications."

     o a graphic of optical fiber above the caption "FIBER OPTIC COMMUNICATIONS AXT's InP substrates and VCSELs are used in next generation fiber optic communications applications."

     o a graphic of full-color outdoor displays above the caption "DISPLAYS Large, full-color displays, like this one in Tokyo, which incorporate LEDs that are manufactured on compound semiconductor substrates, attract attention with news broadcasts, sports events and commercial advertisements."

     o a graphic of a traffic light above the caption "TRAFFIC SIGNALS LEDs manufactured on compound semiconductor substrates are being used in traffic lights worldwide."

A caption at the bottom of the page reads "As a result of the limitations of silicon-based technologies, semiconductor device manufacturers are increasingly using compound semiconductor substrates to improve the performance of semiconductor devices and to enable new generations of high-performance electronic and opto-electronic applications."

Set forth on the inside back cover page are graphics of selected products which are designed, developed, manufactured and distributed by AXT. The following graphic and caption is included:

     o a graphic of various sizes of compound semiconductor crystals above the caption "We believe our proprietary VGF technique for manufacturing compound semiconductor substrates provides significant benefits over traditional methods and has enabled us to become a leading manufacturer of compound semiconductor substrates."

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Prospectus Summary.................    1
Risk Factors.......................    4
Forward-Looking Statements.........   14
Use of Proceeds....................   15
Price Range of Common Stock and
  Dividend Policy..................   15
Capitalization.....................   16
Selected Consolidated Financial
  Data.............................   17
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   19
Business...........................   28
Management.........................   40

                                     PAGE
                                     ----
Certain Transactions...............   42
Principal and Selling
  Stockholders.....................   43
Underwriting.......................   44
United States Federal Income Tax
  Consequences to Non-United States
  Holders..........................   46
Legal Matters......................   48
Experts............................   48
Where You Can Find More
  Information......................   48
Information Incorporated By
  Reference........................   49
Index to Consolidated Financial
  Statements.......................  F-1

--------------------------------------------------------------------------------

     American Xtal Technology, AXT, the AXT logo, Laserlyte, Opti, Lyte Optronics, Safe Escape and Minibrite are all trademarks of AXT, Inc. This prospectus contains trademarks of other companies.

--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any other date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

                                      AXT

     We design, develop, manufacture and distribute high-performance compound semiconductor substrates, as well as opto-electronic semiconductor devices, such as high-brightness light emitting diodes, or HB LEDs, and vertical cavity surface emitting lasers, or VCSELs. Our substrate products are used primarily in fiber optic communications, wireless communications and lighting display applications. We believe our proprietary vertical gradient freeze, or VGF, technique for manufacturing compound semiconductor substrates provides significant benefits over traditional methods and has enabled us to become a leading manufacturer of compound semiconductor substrates. We pioneered the commercial use of VGF technology to manufacture gallium arsenide, or GaAs, substrates and have used VGF technology to manufacture substrates from other materials, such as indium phosphide, or InP, and germanium, or Ge. Customers for our substrates include Agilent Technologies, Alpha Industries, EMCORE, Nortel Networks, RF Micro Devices, SDL and Sumitomo Chemical. Our acquisition of Lyte Optronics provided us with expertise in epitaxial processes for manufacturing opto-electronic semiconductor devices. We have used these capabilities to make blue, green and cyan HB LEDs and VCSELs. Our opto-electronic semiconductor devices are used in a wide range of applications, such as solid-state lighting and fiber optic communications. We have recently undertaken an initiative to significantly expand our substrate and device manufacturing capacity and to reduce the overall cost structure of our manufacturing operations.

     The semiconductor industry is experiencing rapid technological changes. These changes are driven primarily by increased transmission and storage of voice, video and data over communications networks and the Internet. This growth has generated increased demand for devices to send, receive and display information, as well as new wireless and wireline networks used to transmit information. This increased demand has created a growing need for power efficient, high-performance electronic systems that operate at very high frequencies and can be produced cost-effectively in high volumes. To address these demands, semiconductor device manufacturers are increasingly using compound semiconductor substrates, such as GaAs and InP, to improve the performance of semiconductor devices and to enable new applications.

     Our strategy is to strengthen our position as a leading developer and supplier of high-performance compound semiconductor substrates and to develop a leading position in the market for opto-electronic semiconductor devices by:

     - expanding our GaAs substrate manufacturing capacity and decreasing our manufacturing cost structure;

     - strengthening our position in the InP substrate market;

     - advancing our VGF technology leadership;

     - enhancing our opto-electronic semiconductor devices; and

     - leveraging existing customer relationships.

     We were incorporated in California in December 1986 and reincorporated in Delaware in May 1998. We changed our name from American Xtal Technology, Inc. to AXT, Inc. in July 2000. Our principal executive offices are located at 4281 Technology Drive, Fremont, California 94538, and our telephone number is (510) 683-5900.

                                  THE OFFERING

Shares offered by AXT.................      2,100,000 shares

Shares offered by the selling
stockholders..........................       100,000 shares

Common stock outstanding after this
offering..............................     21,282,155 shares

Use of proceeds by AXT................     Repayment of debt and general
                                           corporate purposes, including working
                                           capital and capital expenditures.

Nasdaq National Market symbol.........     AXTI

     The number of shares of common stock to be outstanding after this offering is based on 18,948,000 shares outstanding as of June 30, 2000, adjusted to include 234,155 shares of common stock issued in a private placement to 11 stockholders at $36.306 per share in July 2000, and does not include:

     - 2,641,756 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000, with a weighted average exercise price of $14.65 per share;

     - 3,239,831 shares of common stock available for issuance as of June 30, 2000 under our 1993 and 1997 stock option plans;

     - 778,837 shares of common stock available for issuance as of June 30, 2000 under our 1998 employee stock purchase plan;

     - 980,655 shares of preferred stock outstanding; and

     - up to 330,000 shares that the underwriters may purchase from us if they exercise their over-allotment option in full.

                                  RISK FACTORS

     You should consider the risk factors and the impact of various events that could adversely affect our business before investing in our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                 SIX MONTHS
                                                     YEARS ENDED DECEMBER 31,                  ENDED JUNE 30,
                                          -----------------------------------------------   ---------------------
                                           1995      1996      1997      1998      1999        1999        2000
                                          -------   -------   -------   -------   -------   -----------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                            (UNAUDITED)
CONSOLIDATED INCOME STATEMENT DATA:
Revenue.................................  $24,117   $31,272   $43,313   $61,314   $81,521     $39,680     $52,878
Gross profit............................    9,344    10,235    13,663    22,365    24,152       9,469      20,680
Income from operations..................    4,122     4,109     2,453     8,143     4,240      (1,704)      8,412
Income (loss) before extraordinary
  item..................................    2,793     2,351       820     4,284       680      (2,520)      4,325
Extraordinary item -- net of tax
  benefits..............................       --        --        --        --      (508)       (508)         --
    Net income (loss)...................  $ 2,793   $ 2,351   $   820   $ 4,284   $   172     $(3,028)    $ 4,325
Basic income (loss) per share:
  Income (loss) before extraordinary
    item................................  $  0.96   $  0.65   $  0.22   $  0.27   $  0.04     $ (0.14)    $  0.23
    Net income (loss)...................     0.96      0.65      0.22      0.27      0.01       (0.16)       0.23
Diluted income (loss) per share:
  Income (loss) before extraordinary
    item................................  $  0.23   $  0.19   $  0.06   $  0.26   $  0.03     $ (0.14)    $  0.21
    Net income (loss)...................     0.23      0.19      0.06      0.26      0.01       (0.16)       0.21
Shares used in per share calculations:
  Basic.................................    2,921     3,595     3,697    16,076    18,655      18,451      18,687
  Diluted...............................   11,913    12,524    13,598    16,325    19,771      18,451      20,178


                                                                     JUNE 30, 2000
                                                              ---------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              ---------    --------------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  5,149        $ 85,794
Working capital.............................................    34,669         115,314
Total assets................................................   137,172         217,817
Long-term capital leases, net of current portion............     8,137           8,137
Long-term debt, net of current portion......................    14,034          14,034
Total stockholders' equity..................................    69,246         149,891


     Revenue from our substrates division and consumer products division is included in all periods presented. Revenue from our visible emitters division is included from the time of the acquisition of the visible emitter business on September 29, 1998.

     See Note 6 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.


     The as adjusted information above reflects the application of the net proceeds from our sale of 234,155 shares of common stock at a price of $36.306 per share to 11 investors in a private placement in July 2000 and of 2,100,000 shares of common stock by us in this offering assuming a public offering price of $36.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the risks described below, in addition to the other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition and operating results as well as adversely affect the value of an investment in our common stock.

     RISKS RELATED TO OUR BUSINESS

     UNPREDICTABLE FLUCTUATIONS IN OUR OPERATING RESULTS COULD DISAPPOINT ANALYSTS OR OUR INVESTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     We may not be able to sustain our historical growth rate, and we may experience significant fluctuations in our revenue and earnings in the future. Our quarterly and annual revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

     - fluctuations in demand for our products;

     - expansion of our manufacturing capacity;

     - expansion of our operations in China;

     - limited availability and increased cost of raw materials;

     - integration of Lyte Optronics and its business, operations and facilities with our operations;

     - the volume and timing of orders from our customers;

     - fluctuation of our manufacturing yields;

     - decreases in the prices of our competitors' products;

     - costs incurred in connection with any future acquisitions of businesses or technologies;

     - increases in our expenses, including expenses for research and development; and

     - our ability to develop, manufacture and deliver high quality products in a timely and cost-effective manner.

     Due to these factors, we believe that period-to-period comparisons of our operating results may not be a meaningful indicator of our future performance. It is possible that in some future quarter, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline.

     IF WE FAIL TO EXPAND OUR MANUFACTURING CAPACITY, WE MAY NOT BE ABLE TO MEET DEMAND FOR OUR PRODUCTS, LOWER OUR COSTS OR INCREASE REVENUE.

     In order to increase production, we must build new facilities, expand our existing facilities and purchase additional manufacturing equipment. If we do not expand our manufacturing capacity, we will be unable to increase production, adversely impacting our ability to reduce unit costs, margins and improve our operating results.

     We are currently constructing additional capacity and facilities in California and China. Our expansion activities subject us to a number of risks, including:

     - unforeseen environmental or engineering problems;

     - unavailability or late delivery of production equipment;

     - delays in completing new facilities;

     - delays in bringing production equipment on-line;

     - work stoppages or delays;

     - unanticipated cost increases; and

     - restrictions imposed by requirements of local, state or federal regulatory agencies.

     If any of these risks occurs, construction may be costlier than anticipated and completion could be delayed, which could hurt our ability to expand capacity and increase our sales. In addition, if we experience delays in expanding our manufacturing capacity, we might not be able to timely meet customer requirements, and we could lose future sales. We are also making substantial investments in equipment and facilities as part of our capacity expansion. To offset the additional fixed operating expenses, we must increase our revenue by increasing production and improving yields. If demand for our products does not grow or if our yields do not improve as anticipated, we may be unable to offset these costs against increased revenue, which would adversely impact our operating results.

     WE HAVE LIMITED EXPERIENCE WITH SOME OF OUR NEW PRODUCTS, AND WE MAY NOT BE ABLE TO ACHIEVE ANTICIPATED SALES OF THESE PRODUCTS.

     To date, we have limited experience producing and selling our HB LED and VCSEL products, and we may be unable to successfully market and sell these products. To market and sell our HB LED and VCSEL products, we will have to develop additional distribution channels. In addition, we must apply our proprietary VGF technique to new substrate products and successfully introduce and market new opto-electronic semiconductor devices, including LED and VCSEL products.

     IF WE DO NOT SUCCESSFULLY DEVELOP NEW PRODUCTS TO RESPOND TO RAPIDLY CHANGING CUSTOMER REQUIREMENTS, OUR ABILITY TO GENERATE SALES AND OBTAIN NEW CUSTOMERS MAY SUFFER.

     Our success depends on our ability to offer new products that incorporate leading technology and respond to technological advances. In addition, our new products must meet customer needs and compete effectively on quality, price and performance. The life cycles of our products are difficult to predict because the markets for our products are characterized by rapid technological change, changing customer needs and evolving industry standards. If our competitors introduce products employing new technologies, our existing products could become obsolete and unmarketable. If we fail to offer new products, we may not generate sufficient revenue to offset our development costs and other expenses or meet our customers' requirements. Other companies, including IBM, are actively developing substrate materials that could be used to manufacture devices that could provide the same high-performance, low-power capabilities as GaAs-based devices at competitive prices. If these substrate materials are successfully developed and semiconductor device manufacturers adopt them, demand for our GaAs substrates could decline and our revenue could suffer.

     The development of new products can be a highly complex process, and we may experience delays in developing and introducing new products. Any significant delays could cause us to fail to timely introduce and gain market acceptance of new products. Further, the costs involved in researching, developing and engineering new products could be greater than anticipated.

     OUR OPERATING RESULTS DEPEND IN LARGE PART ON FURTHER CUSTOMER ACCEPTANCE OF OUR EXISTING SUBSTRATE PRODUCTS AND ON OUR ABILITY TO DEVELOP NEW PRODUCTS BASED ON OUR CORE VGF TECHNOLOGY.

     A majority of GaAs substrates are manufactured from crystals grown using the traditional Liquid Encapsulated Czochralski, or LEC, or Horizontal-Bridgeman, or HB, techniques. In order to expand sales of our products, we must continue to promote our VGF technique as a preferred process for producing substrates, and we must offer products with superior prices and performance on a timely basis and in sufficient volumes. If we fail to gain increased market acceptance of our VGF technique, we may not achieve anticipated revenue growth.

     INTENSE COMPETITION IN THE MARKETS FOR OUR PRODUCTS COULD PREVENT US FROM INCREASING REVENUE AND SUSTAINING PROFITABILITY.

     The markets for our products are intensely competitive. We face competition for our substrate products from other manufacturers of substrates, such as Freiberger, Hitachi Cable, Japan Energy, Litton Airtron and Sumitomo Electric and from semiconductor device manufacturers that produce substrates for their own use, and from companies, such as IBM, that are actively developing alternative materials to GaAs. We believe that at least one of our competitors has recently begun shipping GaAs substrates manufactured using a technique similar to our VGF technique. Other competitors may develop and begin using similar technology. If we are unable to compete effectively, our revenue may not increase and we may not continue to be profitable. We face many competitors that have a number of significant advantages over us, particularly in our compound semiconductor device products, including:

     - greater experience in the business;

     - more manufacturing experience;

     - broader name recognition; and

     - significantly greater financial, technical and marketing resources.

     Our competitors could develop new or enhanced products that are more effective than the products that we have developed or may develop. For example, some competitors in the HB LED market offer devices that are brighter than our HB LEDs. Some of our competitors may also develop technologies that enable the production of commercial products with characteristics similar to or better than ours, but at a lower cost.

     We expect the intensity of competition to increase in the future. Competitive pressures could reduce our market share, require us to reduce the prices of our products, affect our ability to recover costs or result in reduced gross margins.

     IF WE HAVE LOW PRODUCT YIELDS, THE SHIPMENT OF OUR PRODUCTS MAY BE DELAYED AND OUR OPERATING RESULTS MAY BE ADVERSELY IMPACTED.

     Our products are manufactured using complex technologies, and the number of usable substrates and devices we can produce can fluctuate as a result of many factors, including:

     - impurities in the materials used;

     - contamination of the manufacturing environment;

     - substrate breakage;

     - equipment failure, power outages or variations in the manufacturing process; and

     - performance of personnel involved in the manufacturing process.

     Because many of our manufacturing costs are fixed, our revenue could decline if our yields decrease. We have experienced product shipment delays and difficulties in achieving acceptable yields on both new and older products, and delays and poor yields have adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. In addition, many of our manufacturing processes are new and are still being refined, which can result in lower yields, particularly as we focus on producing higher diameter substrates and new opto-electronic semiconductor devices. For example, we recently began manufacturing six-inch GaAs wafers and have also made substantial investments in equipment and facilities to manufacture blue, green and cyan HB LEDs. If we are unable to produce adequate quantities of our high-brightness LEDs and VCSELs, we may not be able to meet customer demand and our revenue may decrease.

     DEMAND FOR OUR PRODUCTS MAY DECREASE IF OUR CUSTOMERS EXPERIENCE DIFFICULTY MANUFACTURING, MARKETING OR SELLING THEIR PRODUCTS.

     Our products are used as components in our customers' products. Accordingly, demand for our products is subject to factors affecting the ability of our customers to successfully introduce and market their products, including:

     - the competition our customers face in their particular industries;

     - the technical, manufacturing, sales and marketing and management capabilities of our customers;

     - the financial and other resources of our customers; and

     - the inability of our customers to sell their products if they infringe third party intellectual property rights.

     If demand for the products offered by our customers decreases, our customers may reduce purchases of our products.

     WE PURCHASE CRITICAL RAW MATERIALS FROM SINGLE OR LIMITED SOURCES, AND COULD LOSE SALES IF THESE SOURCES FAIL TO FILL OUR NEEDS.

     We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including key materials such as gallium, arsenic and quartz. We generally purchase these materials through standard purchase orders and not pursuant to long-term supply contracts and none of our suppliers guarantees supply of raw materials to us. If we lose any of our key suppliers, our manufacturing efforts could be significantly hampered and we could be prevented from timely producing and delivering products to our customers. We have experienced delays obtaining critical raw materials, including gallium, due to shortages of these materials. We may experience delays due to shortages of materials and may be unable to obtain an adequate supply of materials. These shortages and delays could result in higher materials costs and cause us to delay or reduce production of our products. If we have to delay or reduce production, we could fail to meet customer delivery schedules, and our revenue and operating results could suffer.

     IF WE FAIL TO COMPLY WITH ENVIRONMENTAL REGULATIONS, WE MAY BE SUBJECT TO SIGNIFICANT FINES OR CESSATION OF OUR OPERATIONS.

     We are subject to federal, state and local environmental laws and regulations. These laws, rules and regulations govern the use, storage, discharge and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If we fail to comply with applicable regulations, we could be subject to substantial liability for clean-up efforts, personal injury and fines or suspension or cessation of our operations. We are cooperating with the California Occupational Safety and Health Administration, or Cal-OSHA, in an investigation primarily regarding impermissible levels of potentially hazardous materials in certain areas of our manufacturing facility in Fremont, California. In May 2000, Cal-OSHA levied a fine against us in the amount of $313,655 for alleged health and safety violations. Although we are appealing the citations, and have put in place engineering, administrative and personnel protective equipment programs to address these issues, we may have to pay this fine, and further penalties, including criminal penalties, could be levied against us or our management. Our ability to expand or continue to operate our present locations could be restricted or we could be required to acquire costly remediation equipment or incur other significant expenses. In addition, existing or future changes in laws or regulations may require us to incur significant expenditures or liabilities, or may restrict our operations.

     THE LOSS OF ONE OR MORE OF OUR KEY SUBSTRATE CUSTOMERS WOULD SIGNIFICANTLY HURT OUR OPERATING RESULTS.

     A small number of substrate customers have historically accounted for a substantial portion of our total revenue. Our top five substrate customers accounted for 34.9% of our substrate revenue in 1997,

39.5% of our substrate revenue in 1998, 34.3% of our substrate revenue in 1999 and 26.2% of our substrate revenue in the six months ended June 30, 2000. Our substrate revenue accounted for 58.5% of our total revenue in 1997, 70.4% of our total revenue in 1998, 69.6% in 1999, and 85.7% in the six months ended June 30, 2000. We expect that a significant portion of our future revenue will continue to be derived from a limited number of substrate customers. Our customers are not obligated to purchase a specified quantity of our products or to provide us with binding forecasts of product purchases. In addition, our customers may reduce, delay or cancel orders at any time without any significant penalty. If we lose a major customer or if a customer cancels, reduces or delays orders, our revenue would decline. In addition, customers that have accounted for significant revenue in the past may not continue to generate revenue for us in any future period.

     DEFECTS IN OUR PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS.

     Our products are complex and may contain defects. In the past we have experienced quality control problems with some of our LED and consumer products, which caused customers to return products to us. If we continue to experience quality control problems, or experience these problems in our other products, customers may cancel or reduce orders or purchase products from our competitors. Defects in our products could cause us to incur higher manufacturing costs and suffer product returns and additional service expenses, all of which could adversely impact our operating results.

     We are also developing new products and product enhancements, including substrates and compound semiconductor device products. If our new products contain defects when released, our customers may be dissatisfied and we may suffer negative publicity or customer claims against us, lose sales or experience delays in market acceptance of our new products.

     CYCLICALITY IN THE SEMICONDUCTOR INDUSTRY COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY.

     Our business depends in significant part upon manufacturers of semiconductor devices, as well as the current and anticipated market demand for such devices and the products using such devices. The semiconductor industry is highly cyclical. The industry has in the past, and will likely in the future, experience periods of oversupply that result in significantly reduced demand for semiconductor devices and components, including our products. When these periods occur, our operating results and financial condition are adversely affected.

     OUR SUBSTRATE AND OPTO-ELECTRONIC SEMICONDUCTOR DEVICE PRODUCTS HAVE A LONG SALES CYCLE THAT MAKES IT DIFFICULT TO PLAN OUR EXPENSES AND FORECAST OUR RESULTS.

     Customers typically place orders with us for our substrate and opto-electronic semiconductor device products three months to a year or more after our initial contact with them. The sale of our products may be subject to delays due to our customers' lengthy internal budgeting, approval and evaluation processes. During this time, we may incur substantial expenses and expend sales, marketing and management efforts while the customers evaluate our products. These expenditures may not result in sales of our products. If we do not achieve anticipated sales in a period as expected, we may experience an unplanned shortfall in our revenue. As a result, we may not be able to cover expenses, causing our operating results to vary. In addition, if a customer decides not to incorporate our products into its initial design, we may not have another opportunity to sell products to this customer for many months or even years. We anticipate that sales of any future substrate and opto-electronic semiconductor device products under development will also have lengthy sales cycles and will, therefore, be subject to risks substantially similar to those inherent in the lengthy sales cycle of our current substrate and opto-electronic semiconductor device products.

     IF WE FAIL TO MANAGE OUR POTENTIAL GROWTH, OUR OPERATIONS MAY BE DISRUPTED.

     We have experienced a period of rapid growth and expansion that has strained our management and other resources, and we expect this rapid growth to continue. Our acquisition of Lyte Optronics, together with expansion of our manufacturing capacity, has placed and continues to place a significant strain on our operations and management resources. If we fail to manage our growth effectively, our operations may be disrupted. To manage our growth effectively, we must implement additional and improved management information systems, further develop our operating, administrative, financial and accounting systems and controls, add experienced senior level managers, and maintain close coordination among our executive, engineering, accounting, marketing, sales and operations organizations.

     We will spend substantial sums to support our growth and may incur additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may be unable to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development and administrative support. If we cannot attract qualified people or manage growth effectively, our business and operating results could be adversely affected.

     ANY FUTURE ACQUISITIONS MAY DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DISTRACT MANAGEMENT ATTENTION.

     As part of our strategy, we may consider acquisitions of, or significant investments in, businesses that offer products, services and technologies complementary to ours, such as our acquisition of Lyte Optronics in May 1999. Acquisitions entail numerous risks, including:

     - we may have difficulty assimilating the operations, products and personnel of the acquired businesses;

     - our ongoing business may be disrupted;

     - we may incur unanticipated costs;

     - our management may be unable to manage the financial and strategic position of acquired or developed products, services and technologies;

     - we may be unable to maintain uniform standards, controls and procedures and policies; and

     - our relationships with employees and customers may be impaired as a result of any integration.

     For example, we incurred substantial costs in connection with our acquisition of Lyte Optronics, including the assumption of approximately $11.0 million of debt, much of which has been repaid or renegotiated, resulting in a decline of cash available. We incurred one-time charges and merger-related expenses of $2.8 million and an extraordinary item of $508,000 relating to the early extinguishment of debt in the quarter ended June 30, 1999 as a result of the acquisition. Ten percent of the shares issued to the Lyte Optronics' stockholders are held in escrow to satisfy any claims that we may bring under the acquisition agreement. We have filed certain claims under the agreement and expect that all of the shares held in escrow will be returned to us in satisfaction of these claims.

     To the extent that we issue shares of our stock or other rights to purchase stock in connection with any future acquisitions, dilution to our existing stockholders will result and our earnings per share may suffer. Any future acquisitions may not generate additional revenue or provide any benefit to our business.

     IF ANY OF OUR FACILITIES IS DAMAGED, WE MAY NOT BE ABLE TO MANUFACTURE OUR PRODUCTS.

     The ongoing operation of our manufacturing and production facilities in California and China is critical to our ability to meet demand for our products. If we are not able to use all or a significant portion of our facilities for prolonged periods for any reason, we will not be able to manufacture products for our customers. For example, a natural disaster, fire or explosion caused by our use of combustible chemicals and high temperatures during our manufacturing processes would render some or all of our facilities inoperable for an indefinite period of time. Actions outside of our control, such as earthquakes, could also damage our facilities, rendering them inoperable. All of our crystal growth is currently performed at our Fremont, California facilities, which are located very near to an active seismic fault line. If we are unable to operate our facilities and manufacture our products, we will lose customers and revenue and our business will be harmed.

     IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS OR ACHIEVE OUR OBJECTIVES.

     Our success depends upon the continued service of Morris S. Young, Ph.D., our president, chairman of the board and chief executive officer, as well as other key management and technical personnel. We do not have long-term employment contracts with, or key person life insurance on, any of our key personnel. In addition, we have only recently hired our chief financial officer, and need to retain senior marketing personnel, particularly for our new opto-electronic semiconductor device products.

     We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. The competition for these employees is intense, especially in Silicon Valley, and we cannot assure you that we will be successful in attracting and retaining new personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could make it difficult for us to manage our business and meet key objectives, including the timely introduction of new products.

     IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE MAY LOSE VALUABLE ASSETS OR INCUR COSTLY LITIGATION.

     We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect our proprietary technology. However, we believe that, due to the rapid pace of technological innovation in the markets for our products, our ability to establish and maintain a position of technology leadership also depends on the skills of our development personnel.

     Despite our efforts to protect our intellectual property, a third party could develop products or processes similar to ours. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our patents. We believe that at least one of our competitors has begun to ship GaAs substrates produced using a process similar to our VGF technique. Our competitors may also develop and patent improvements to the VGF, LED and VCSEL technologies upon which we rely, and thus may limit any exclusivity we enjoy by virtue of our patents.

     It is possible that pending or future United States or foreign patent applications made by us will not be approved, that our issued patents will not protect our intellectual property, or that third parties will challenge the ownership rights or the validity of our patents. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States and it may be more difficult to monitor the use of our intellectual property. Our competitors may be able to legitimately ascertain non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent the development of technology substantially similar to ours.

     We may have to resort to costly litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause us to divert resources and may not prove successful. Our protective measures may prove inadequate to protect our proprietary rights, and if we fail to enforce or protect our rights, we could lose valuable assets.

     WE MIGHT FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT MAY BE COSTLY TO RESOLVE AND COULD DIVERT MANAGEMENT ATTENTION.

     Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. The markets in which we compete are comprised of competitors who in some cases hold substantial patent portfolios covering aspects of products that could be similar to ours. We could become subject to claims that we are infringing patent, trademark, copyright or other proprietary rights of others. Litigation to determine the validity of alleged claims could be time-consuming and result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation is ultimately determined in our favor. If a lawsuit is decided against us, we could be subject to significant liabilities, requiring us to seek costly licenses or preventing us from manufacturing and selling our products. We may not be able to obtain required licensing agreements on terms acceptable to us or at all.

     RISKS RELATED TO OUR INTERNATIONAL OPERATIONS

     WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUE FROM INTERNATIONAL SALES, AND OUR ABILITY TO SUSTAIN AND INCREASE OUR INTERNATIONAL SALES INVOLVES SIGNIFICANT RISKS.

     Our revenue growth depends in part on the expansion of our international sales and operations. International sales represented 29.2% of our total revenue for 1997, 31.7% for 1998, 48.5% for 1999 and 47.3% for the six months ended June 30, 2000. We expect that sales to customers outside the U.S. will continue to represent a significant portion of our revenue.

     Our dependence on international sales involves a number of risks, including:

     - changes in tariffs, import restrictions and other trade barriers;

     - unexpected changes in regulatory requirements;

     - longer periods to collect accounts receivable;

     - changes in export license requirements;

     - political and economic instability;

     - unexpected changes in diplomatic and trade relationships; and

     - foreign exchange rate fluctuations.

     Our sales are denominated in U.S. dollars, except for sales to our Japanese and some Taiwanese customers, which are denominated in Japanese yen. Thus, increases in the value of the U.S. dollar could increase the price of our products in non-U.S. markets and make our products more expensive than competitors' products in these markets. Also, denominating some sales in Japanese yen subjects us to fluctuations in the exchange rates between the U.S. dollar and the Japanese yen. The functional currencies of our Japanese and Chinese subsidiaries are the local currencies. We incur transaction gains or losses resulting from consolidation of expenses incurred in local currencies for these subsidiaries, as well as in translation of the assets and liabilities of these assets at each balance sheet date. If we do not effectively manage the risks associated with international sales, our revenue and financial condition could be adversely affected.

     IF OUR EXPANSION IN CHINA IS MORE COSTLY THAN WE EXPECT, OUR OPERATING RESULTS WILL SUFFER.

     As part of our planned expansion of our manufacturing capacity, we are building new facilities and expanding existing facilities in China. If we are unable to build and expand our Chinese facilities in a timely manner, we may not be able to increase production of our products and increase revenue as planned. If our expansion in China proves more costly than we anticipate or we incur greater ongoing costs than we expect, our operating results would be adversely affected. If we do not realize expected cost savings once our expansion is complete in China, our margins may be negatively impacted and our operating results may suffer.

     CHANGES IN CHINA'S POLITICAL, SOCIAL AND ECONOMIC ENVIRONMENT MAY AFFECT OUR FINANCIAL PERFORMANCE.

     Our financial performance may be affected by changes in China's political, social and economic environment. The role of the Chinese central and local governments in the Chinese economy is significant. Chinese policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters could change, resulting in greater restrictions on our ability to do business and operate our manufacturing facilities in China. Any imposition of surcharges or any increase in Chinese tax rates could hurt our operating results. The Chinese government could revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the government of China were to take any of these actions, we would be prevented from conducting all or part of our business. Any failure on our part to comply with governmental regulations could result in the loss of our ability to manufacture our products in China.

     China has from time to time experienced instances of civil unrest and hostilities. Confrontations have occurred between the military and civilians. Events of this nature could influence the Chinese economy, result in nationalization of foreign-owned operations such as ours, and could negatively affect our ability to operate our facilities in China.

     RISKS RELATED TO THE OFFERING

     OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.


     Our stock price has fluctuated significantly since we began trading on the Nasdaq National Market. For the 12 months ended September 14, 2000, the high and low sales prices of our common stock were $47.00 and $12.063. A number of factors could cause the price of our common stock to continue to fluctuate substantially, including:


     - actual or anticipated fluctuations in our quarterly or annual operating results;

     - changes in expectations about our future financial performance or changes in financial estimates of securities analysts;

     - announcements of technological innovations by us or our competitors;

     - new product introduction by us or our competitors;

     - large customer orders or order cancellations; and

     - the operating and stock price performance of comparable companies.

     In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

     WE MAY NEED ADDITIONAL CAPITAL TO FUND EXPANSION OF OUR MANUFACTURING CAPACITY AND OUR FUTURE OPERATIONS, WHICH MAY NOT BE AVAILABLE.

     We may need capital in addition to the net proceeds of this offering to fund expansion of our manufacturing and production capacity and our future operations or acquisitions. If we raise additional capital through the sale of equity or debt securities, the issuance of such securities could result in dilution to existing stockholders. These securities could have rights, preferences and privileges that are senior to those of holders of our common stock. For example, in December 1998 we issued debt securities for the purchase and improvement of our facilities in Fremont, California.

     If we require additional capital in the future, it might not be available on acceptable terms, or at all. If we are unable to obtain additional capital when needed, we may be required to reduce the scope of our planned expansion of our manufacturing capacity or of our product development and marketing efforts, which could adversely affect our business and operating results.

     PROVISIONS IN OUR CHARTER, BYLAWS OR DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY.

     Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a merger, acquisition or change of control of us, or changes in our management. These provisions include:

     - the division of our board of directors into three separate classes, each with three year terms;

     - the right of our board to elect a director to fill a space created by a board vacancy or the expansion of the board;

     - the ability of our board to alter our bylaws;

     - the ability of our board to authorize the issuance of up to 2,000,000 shares of blank check preferred stock; and

     - the requirement that only our board or the holders of at least 10% of our outstanding shares may call a special meeting of our stockholders.

     Furthermore, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless:

     - 66 2/3% of the shares of voting stock not owned by these large stockholders approve the merger or combination, or

     - the board of directors approves the merger or combination or the transaction which resulted in the large stockholder owning 15% or more of our outstanding voting stock.

     WE WILL RETAIN BROAD DISCRETION IN THE USE OF PROCEEDS FROM THIS OFFERING AND MAY NOT OBTAIN A SIGNIFICANT RETURN ON THE USE OF THESE PROCEEDS.

     Although we plan to repay debt and fund expansion of our facilities with a major portion of the proceeds of this offering, our management has discretion as to how to spend the proceeds from this offering. They may spend these proceeds in ways with which our stockholders may not agree. Management's allocation of the proceeds of this offering may not benefit our business and the investment of the proceeds may not yield a favorable return.

     A LARGE NUMBER OF SHARES OF OUR COMMON STOCK MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Sales of substantial numbers of shares of our common stock in the public market after this offering, or the perception that those sales may be made, could cause the market price of our common stock to decline. Based on shares outstanding as of June 30, 2000, following this offering, we will have 21,282,155 shares of common stock outstanding or 21,612,155 shares if the underwriters' over-allotment option is exercised in full. Of these, 2,184,762 shares are subject to lock-up agreements with the underwriters of this offering, and may not be sold for 90 days following the date of this prospectus, subject to the restrictions imposed by the federal securities laws on sales by affiliates. However, Prudential Securities Incorporated may waive these lock-up restrictions at its sole discretion without notice. In addition, we have agreed to file a registration statement with the Securities and Exchange Commission within ten days of the completion of this offering, covering the 234,155 shares of our common stock issued in our private placement in July 2000.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including among other things:

     - general economic and business conditions, both nationally and internationally;

     - our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     - anticipated trends in our business;

     - existing and future regulations affecting our business; and

     - other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "could," "plan" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to us from our sale of 2,100,000 shares of common stock in this offering are estimated to be approximately $72.1 million, or $83.6 million if the underwriters exercise their over-allotment option in full, based upon an assumed public offering price of $36.625 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.


     We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures for our manufacturing expansion, and to repay approximately $8.0 million of indebtedness under our revolving line of credit. We may also use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, although we are not currently negotiating any acquisitions and we have no agreements with any third party for any acquisition. Prior to using the proceeds in the manner described above, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States government. We will not receive any proceeds from the sale of common stock by the selling stockholders.

     Borrowings under our revolving line of credit, which expires May 31, 2002, bear interest at variable rates based upon the bank's reference rate or LIBOR. At June 30, 2000, our line of credit bore interest at 10.0%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been quoted in the Nasdaq National Market under the symbol "AXTI" since May 20, 1998. The following table sets forth the high and low sales prices of our common stock for the periods indicated, as reported in the Nasdaq National Market.


                                                                   HIGH        LOW
                                                                  -------    -------
    1998:
    Second Quarter (from May 20, 1998)..........................  $15.000    $10.125
    Third Quarter...............................................   15.500      7.000
    Fourth Quarter..............................................   10.813      6.000
    1999:
    First Quarter...............................................  $22.500    $ 9.063
    Second Quarter..............................................   27.000     19.375
    Third Quarter...............................................   35.125     17.750
    Fourth Quarter..............................................   23.875     12.063
    2000
    First Quarter...............................................  $46.625    $14.500
    Second Quarter..............................................   47.000     21.250
    Third Quarter (through September 14, 2000)..................   45.000     31.125



     On September 14, 2000, the last reported sale price of our common stock in the Nasdaq National Market was $36.625 per share.


     We have not declared or paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. It is our policy to retain any future earnings to develop and expand our business. In addition, provisions of our loan and debt covenants prevent us from declaring dividends without the prior consent of our lenders. The payment of dividends, if any, on our common stock in the future will be at the discretion of our board of directors. Our preferred stock accrues dividends at the rate of 5.0% per annum.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis; and


     - on an as adjusted basis to reflect our sale of 234,155 shares of common stock in a private placement in July 2000 and the sale of 2,100,000 shares of common stock in this offering at an assumed public offering price of $36.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.


     You should read this table in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.


                                                                    JUNE 30, 2000
                                                              --------------------------
                                                               ACTUAL        AS ADJUSTED
                                                              --------       -----------
                                                                    (IN THOUSANDS)
Note payable and short-term bank borrowing..................  $ 16,980        $ 16,980
Current portion of long-term debt and capital lease.........     5,299           5,299
                                                              --------        --------
     Total short-term debt..................................    22,279          22,279
Long-term debt and capital lease, net of current portion....    22,171          22,171
Stockholders' equity:
  Preferred stock
     $.001 par value, 2,000 shares authorized; 981 shares
     issued and outstanding actual and as adjusted..........         1               1
     Additional paid-in capital.............................     3,989           3,989
  Common stock
     $.001 par value, 100,000 shares authorized; 18,948
     shares issued and outstanding, actual; 21,282 shares
     issued and outstanding as adjusted.....................        19              21
     Additional paid-in capital.............................    48,606         129,249
  Deferred compensation.....................................      (162)           (162)
  Retained earnings.........................................    16,695          16,695
  Cumulative translation adjustments........................        98              98
                                                              --------        --------
       Total stockholders' equity...........................    69,246         149,891
                                                              --------        --------
       Total capitalization.................................  $113,696        $194,341
                                                              ========        ========


     Shares issued and outstanding exclude the following:

     - 2,641,756 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000 with a weighted average exercise price of $14.65 per share;

     - 3,239,831 shares of common stock reserved for future issuance as of June 30, 2000 under our 1993 and 1997 stock option plans;

     - 778,837 shares of common stock reserved for future issuance as of June 30, 2000 under our 1998 employee stock purchase plan; and

     - 330,000 shares that the underwriters may purchase if they exercise their over-allotment option in full.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated income statement data for each of the three years in the period ended December 31, 1999 and for the six months ended June 30, 2000 and the selected consolidated balance sheet data at December 31, 1998, 1999 and at June 30, 2000 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated income statement data for each of the three years in the period ended December 31, 1997 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements not included in this prospectus. The consolidated income statement data for the six months ended June 30, 1999 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of this period.

                                                                                                            SIX MONTHS
                                                                YEARS ENDED DECEMBER 31,                  ENDED JUNE 30,
                                                     -----------------------------------------------   ---------------------
                                                      1995      1996      1997      1998      1999        1999        2000
                                                     -------   -------   -------   -------   -------   -----------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                       (UNAUDITED)
CONSOLIDATED INCOME STATEMENT DATA:
Revenue............................................  $24,117   $31,272   $43,313   $61,314   $81,521     $39,680     $52,878
Cost of revenue....................................   14,773    21,037    29,650    38,949    57,369      30,211      32,198
                                                     -------   -------   -------   -------   -------     -------     -------
Gross profit.......................................    9,344    10,235    13,663    22,365    24,152       9,469      20,680
Operating expenses:
  Selling, general, and administrative.............    4,774     5,534     9,921    11,538    14,016       6,843       8,417
  Research and development.........................      448       592     1,289     2,684     3,086       1,520       3,851
  Acquisition costs................................       --        --        --        --     2,810       2,810          --
                                                     -------   -------   -------   -------   -------     -------     -------
    Total operating expenses.......................    5,222     6,126    11,210    14,222    19,912      11,173      12,268
                                                     -------   -------   -------   -------   -------     -------     -------
Income from operations.............................    4,122     4,109     2,453     8,143     4,240      (1,704)      8,412
Interest expense...................................      (12)     (170)     (793)   (1,481)   (2,150)     (1,360)     (1,918)
Other income and expense...........................      282       (72)      (57)      598       729         722         499
                                                     -------   -------   -------   -------   -------     -------     -------
Income (loss) before provision for income taxes....    4,392     3,867     1,603     7,260     2,819      (2,342)      6,993
Provision for income taxes.........................    1,599     1,516       783     2,976     2,139         178       2,668
                                                     -------   -------   -------   -------   -------     -------     -------
Income (loss) before extraordinary item............    2,793     2,351       820     4,284       680      (2,520)      4,325
Extraordinary item, net of tax benefits............       --        --        --        --      (508)       (508)         --
                                                     -------   -------   -------   -------   -------     -------     -------
Net income.........................................  $ 2,793   $ 2,351   $   820   $ 4,284   $   172     $(3,028)    $ 4,325
                                                     =======   =======   =======   =======   =======     =======     =======
Basic net income (loss) per share:
  Income (loss) before extraordinary item..........  $  0.96   $  0.65   $  0.22   $  0.27   $  0.04     $ (0.14)    $  0.23
  Extraordinary item...............................       --        --        --        --     (0.03)      (0.03)         --
  Net income.......................................     0.96      0.65      0.22      0.27      0.01       (0.16)       0.23
Diluted net income (loss) per share:
  Income (loss) before extraordinary item..........  $  0.23   $  0.19   $  0.06   $  0.26   $  0.03     $ (0.14)    $  0.21
  Extraordinary item...............................       --        --        --        --     (0.03)      (0.03)         --
  Net income.......................................     0.23      0.19      0.06      0.26      0.01       (0.16)       0.21
Shares used in calculations:
  Basic............................................    2,921     3,595     3,697    16,076    18,655      18,451      18,687
  Diluted..........................................   11,913    12,524    13,598    16,325    19,771      18,451      20,178

                                                                                DECEMBER 31,
                                                              -------------------------------------------------   JUNE 30,
                                                               1995      1996      1997       1998       1999       2000
                                                              -------   -------   -------   --------   --------   --------
                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 1,121   $ 1,171   $ 3,199   $ 16,438   $  6,062   $  5,149
Working capital.............................................    5,144     6,866    12,612     41,644     40,462     34,669
Total assets................................................   15,067    23,178    37,796    102,983    115,762    137,172
Long-term capital lease, net of current portion.............       --        --        --      3,854      6,853      8,137
Long-term debt, net of current portion......................    2,350     5,833     7,728     18,416     15,254     14,034
Stockholders' equity........................................    7,869    10,237    17,387     61,164     62,459     69,246

     Revenue from our substrates division and consumer products division is included in all periods presented. Revenue from our visible emitters division is included from the time of the acquisition of the visible emitter business on September 29, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We were founded in 1986 to commercialize and enhance our proprietary VGF technique for producing high-performance compound semiconductor substrates. We currently operate three divisions: our substrate division, our visible emitter division and our consumer products division. We made our first substrate sales in 1990 and our substrate division currently sells GaAs and InP substrates to manufacturers of semiconductor devices for use in applications such as fiber optic and wireless telecommunications, LEDs and lasers. We also sell germanium substrates for use in satellite solar cells. We acquired Lyte Optronics, Inc., on May 28, 1999, and currently operate Lyte's historical business as our visible emitter division and consumer products division. The visible emitter division manufactures HB LEDs, VCSELs and laser diodes for the illumination markets, including full-color displays, automobile lighting and traffic signals, as well as fiber optic communications. The consumer products division focuses on the design and marketing of laser-pointing and alignment products for the consumer, commercial and industrial markets. We expect to focus our resources on the substrate and visible emitter divisions.

     We have been profitable on an annual basis since 1990. Our total revenue was $43.3 million for 1997, $61.3 million for 1998, $81.5 million for 1999 and $52.9 million for the six months ended June 30, 2000. Our net income was $820,000 for 1997, $4.3 million for 1998, $172,000 for 1999 and $4.3 million for the six months ended June 30, 2000.

     Our five largest customers accounted for 20.4% of our total revenue in 1997, 27.9% in 1998, 22.9% in 1999 and 25.5% for the six months ended June 30,
2000. No customer accounted for more than 10.0% of our total revenue in 1997, 1998, 1999 or the six months ended June 30, 2000. Generally, we do not have long-term or other non-cancelable commitments from our customers and usually sell products pursuant to customer purchase orders.

     In the first quarter of 2000, we announced plans to expand substantially our production capacity for compound substrates as well as blue, green and cyan HB LEDs. Most of the expansion for substrates will occur at our facilities in China and the remainder of our substrate expansion and all of our visible emitter expansion will occur at our California facilities. We estimate that our capital expenditures for this expansion during the next 12 months will be approximately $47.0 million.

     In connection with our acquisition of Lyte Optronics and its subsidiaries, we issued approximately 2,247,465 shares of common stock and 980,655 shares of preferred stock with a 5.0% annual dividend rate and $4.0 million liquidation preference over common stock, in exchange for all of the issued and outstanding shares of capital stock of Lyte Optronics. The acquisition was accounted for as a pooling of interests. In connection with the acquisition, we reported a charge of $2.8 million in the second quarter of 1999 to reflect transaction costs and other one-time charges. Ten percent of the shares issued to Lyte Optronics' stockholders are held in escrow to satisfy any claims that we may bring under the acquisition agreement. We have filed claims under the acquisition agreement, and expect that all of the shares held in escrow will be returned to us in satisfaction of these claims.

     Our revenue primarily consists of product revenues. We recognize revenue upon the shipment of products to the customer provided that we have received a signed purchase order, the price is fixed, collection of resulting receivables is probable, product returns are reasonably estimable and there are no remaining significant obligations. We also provide for future returns based on historical experience at the time revenue is recognized. Except for sales in Japan and some sales in Taiwan, which are denominated in Japanese yen, we denominate and collect our international sales in U.S. dollars.

     Each of our three divisions is responsible for its own sales and marketing activities, and each maintains its own sales and marketing personnel. We sell our substrate products through our direct sales force in the U.S. and Japan and through independent sales representatives in France, Japan, South Korea, Taiwan and the United Kingdom. We sell our HB LED and laser diode products primarily through independent sales representatives to lamp package manufacturers in Taiwan and China. We currently sell our consumer products through a combination of our own direct sales force and independent sales representatives, mostly to customers in the U.S.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of total revenues for the periods indicated.

                                                                                     SIX MONTHS
                                                      YEARS ENDED DECEMBER 31,     ENDED JUNE 30,
                                                     --------------------------    --------------
                                                      1997      1998      1999     1999     2000
                                                     ------    ------    ------    -----    -----
Revenue............................................  100.0%    100.0%    100.0%    100.0%   100.0%
Cost of revenue....................................   68.5      63.5      70.4      76.1     60.9
                                                     -----     -----     -----     -----    -----
Gross profit.......................................   31.5      36.5      29.6      23.9     39.1
Operating expenses:
  Selling, general and administrative..............   22.9      18.8      17.2      17.2     15.9
  Research and development.........................    3.0       4.4       3.8       3.8      7.3
  Acquisition costs................................     --        --       3.5       7.1       --
                                                     -----     -----     -----     -----    -----
     Total operating expenses......................   25.9      23.2      24.5      28.2     23.2
                                                     -----     -----     -----     -----    -----
Income (loss) from operations......................    5.6      13.3       5.2      (4.3)    15.9
Interest expense...................................   (1.8)     (2.4)     (2.6)     (3.4)    (3.6)
Other income and expense...........................   (0.1)      1.0       0.9       1.8      0.9
                                                     -----     -----     -----     -----    -----
Income (loss) before provision for income taxes....    3.7      11.9       3.4      (5.9)    13.2
Provision for income taxes.........................    1.8       4.9       2.6       0.4      5.0
                                                     -----     -----     -----     -----    -----
Income (loss) before extraordinary item............    1.9       7.0       0.8      (6.4)     8.2
Extraordinary item, net of tax benefits............     --        --      (0.6)     (1.3)      --
                                                     -----     -----     -----     -----    -----
Net income.........................................    1.9%      7.0%      0.2%     (7.6)%    8.2%
                                                     =====     =====     =====     =====    =====

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO JUNE 30, 2000

     Revenue. Total revenue increased $13.2 million, or 33.3%, from $39.7 million for the six months ended June 30, 1999 to $52.9 million for the six months ended June 30, 2000. The increase in revenue was primarily due to a $19.2 million, or 73.5%, increase in substrate sales comprised of a $22.8 million, or 106.9% increase in sales of GaAs and InP substrates offset by a $3.6 million decrease in Ge sales and contract revenues. The increase in GaAs and InP substrate sales was a result of increased sales to existing and new customers due in part to strong growth in the fiber optic and wireless handset markets. The decrease in Ge sales was the result of a cancellation of a contract by a major customer due to weakness in the satellite market. Sales at our visible emitter division decreased $4.5 million, or 48.2%, for the six months ended June 30, 2000. Sales at our consumer products division decreased $1.5 million, or 35.6%, due to declining sales prices and lower demand for laser pointer products.

     Revenue from the substrate division was 65.9% of total revenue, revenue from the visible emitter division was 23.7% of total revenue and revenue from the consumer products division was 10.5% of total revenue for the six months ended June 30, 1999 compared to revenue from the substrate division of 85.7% of total revenue, revenue from the visible emitter division of 9.2% of total revenue and revenue from the consumer products division of 5.1% of total revenue for the six months ended June 30, 2000.

     International revenue decreased from 49.6% of total revenue for the six months ended June 30, 1999 to 47.3% of total revenue for the six months ended June 30, 2000. The decrease in the percentage of revenue was primarily the result of increased substrate sales to domestic customers.

     Gross margin. Gross margins increased from 23.9% for the six months ended June 30, 1999 to 39.1% for the six months ended June 30, 2000. The gross margin at the substrate division increased from 39.7% for the six months ended June 30, 1999 to 46.6% for the six months ended June 30, 2000. The increase was primarily due to higher volume and the realization of lower labor and manufacturing overhead costs as a result of expanding our wafer production capacity in China. The gross margin at the visible emitter division decreased from negative 1.2% for the period ended June 30, 1999 to negative 23.0% for the six months ended June 30, 2000. The decrease was primarily due to increased costs associated with the start-up of blue LED and other product production. The gross margin at the consumer products division increased from negative 19.3% for the six months ended June 30, 1999 to 24.4% for the six months ended June 30, 2000. The increase was primarily due to manufacturing process improvements and cost reductions.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.6 million, or 23.0%, from $6.8 million for the six months ended June 30, 1999 to $8.4 million for the six months ended June 30, 2000. The increase in selling, general and administrative expenses was primarily due to increases in personnel and related expenses required to support current and future increases in sales volume. As a percentage of total revenue, selling, general and administrative expenses were 17.2% for the six months ended June 30, 1999 compared to 15.9% for the six months ended June 30, 2000. Selling, general and administrative expenses increased 23.0% compared to increased total revenue of 33.3% for the six months ended June 30, 2000.

     Research and development expenses. Research and development expenses increased $2.3 million, or 153.4%, from $1.5 million for the six months ended June 30, 1999 to $3.9 million for the six months ended June 30, 2000. The increase was primarily the result of increases in personnel and related expenses and materials to support LED and other product research and development at the visible emitter division. As a percentage of total revenue, research and development expenses were 3.8% for the six months ended June 30, 1999 compared to 7.3% for the six months ended June 30, 2000.

     Interest expense. Interest expense increased $558,000, or 41.0%, from $1.4 million for the six months ended June 30, 1999 to $1.9 million for the six months ended June 30, 2000. The increase was primarily due to using short-term debt to finance the short-term liquidity needs resulting from our increased sales volume as well as the addition of certain capital leases to finance equipment purchases.

     Other income and expense. Other income and expense decreased $223,000 from $722,000 for the six months ended June 30, 1999 to $499,000 for the six months ended June 30, 2000. The decrease was primarily the result of smaller foreign exchange gains.

     Provision for income taxes. The effective tax rate was 38.0% for the six months ended June 30, 2000. For the six months ended June 30, 1999, the provision for income taxes reflected the effect of non-deductible acquisition costs of $2.8 million.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Revenue. Revenue increased 33.0%, or $20.2 million from $61.3 million for 1998 to $81.5 million for 1999. The increase in revenue resulted primarily from a $13.7 million increase in sales of GaAs and InP substrates to existing customers and the addition of new customers, a $12.7 million increase due to the inclusion of the visible emitter division for a full year in 1999 compared to only the fourth quarter in 1998, and a $6.1 million decrease in consumer product sales. The decrease in consumer product sales reflected declining sales prices for laser pointer products, an increase in sales returns due to product quality problems and a change in government regulations regarding the allowable strength of laser products sold to the consumer product market in Europe.

     Revenue from the substrate division was 70.4% of total revenue, revenue from the visible emitter division was 9.6% of total revenue and revenue from the consumer products division was 20.0% of total revenue for 1998 compared to revenue from the substrate division of 69.6% of total revenue, revenue from the visible emitter division of 22.9% of total revenue and revenue from the consumer products division of 7.5% of total revenue for 1999.

     International revenue, excluding Canada, increased from 29.5% of total revenue, or $18.1 million, for 1998, to 43.9% or $35.8 million for 1999. The increase in international revenue resulted primarily from a $7.3 million increase in GaAs and InP sales to new and existing customers and a $10.0 million increase due to the inclusion of the visible emitter division for a full year in 1999 compared to only the fourth quarter in 1998.

     Gross margin. Gross margin decreased from 36.5% for 1998 to 29.6% for 1999. The gross margin for substrates decreased slightly from 41.5% to 41.0%, primarily due to a decline in sales prices. The gross margin on products sold by the visible emitter division was 36.2% in 1998 compared to 11.1% in 1999. The decrease in margins at the visible emitter division was primarily due to significant sales price decreases for laser diodes, a $1.5 million charge to settle a patent dispute and a $2.4 million charge to write down obsolete inventory. Excluding these charges, the gross margin was 32.0% in 1999. Gross margin on products sold by the consumer products division decreased from 18.7% in 1998 to negative 19.4% in 1999, due to significant sales prices decreases for laser pointer products and a $2.1 million charge to write down obsolete inventory. Excluding these charges, the gross margin was 14.7% in 1999.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 21.5%, or $2.5 million, from $11.5 million for 1998 to $14.0 million for 1999. The inclusion of the visible emitter division for the full year in 1999 compared to only the fourth quarter of 1998 resulted in an increase of $3.3 million. Substrate division expenses increased $1.2 million primarily due to increases in personnel and related expenses required to support additional sales volume. These increases were offset by a decrease of $2.0 million by the consumer products division as a result of the closing of a manufacturing facility located in Arizona in 1998. Selling, general and administrative expenses as a percentage of total revenue decreased from 18.8% for 1998 to 17.2% for 1999. This decrease was primarily due to an increase in total revenue.

     Research and development expenses. Research and development expenses increased 15.0%, or $402,000, from $2.7 million for 1998, to $3.1 million for 1999. This increase resulted primarily from the inclusion of the visible emitter division for a full year in 1999 compared to only the fourth quarter in 1998. Also, historically the consumer products division did not separately account for its research and development expenses but included them as part of the cost of product revenue and selling, general and administrative expenses. Research and development expenses as a percentage of total revenue decreased from 4.4% of total revenue for 1998 to 3.8% of revenue for 1999. This decrease was primarily due to an increase in total revenue.

     Acquisition cost. As a result of the acquisition of Lyte Optronics in May 1999, we incurred a number of one-time expenses which totaled approximately $2.8 million. These expenses included fees paid to our investment bankers, accountants, attorneys and other outside consultants and related transaction expenses.

     Interest expense. Interest expense increased 45.2%, or $669,000 from $1.5 million for 1998, to $2.2 million for 1999. This increase was primarily the result of the inclusion of the visible emitter division for a full year in 1999 compared to only the fourth quarter in 1998, which resulted in increased borrowing on a line of credit.

     Other income and expense. Other income and expense increased 21.9%, or $131,000 from $598,000 for 1998 to $729,000 for 1999. The increase was primarily the result of foreign exchange gains.

     Provision for income taxes. Income tax expense, excluding the effect of non-deductible acquisition costs of approximately $2.8 million in 1999, decreased from 41.0% to 38.0% of income before provision for income taxes for 1998 and 1999.

     Extraordinary item, net of tax benefit. In connection with the acquisition of Lyte Optronics in May 1999, we incurred fees associated with a loan that we repaid as part of the transaction.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenue. Revenue increased 41.6%, or $18.0 million from $43.3 million for 1997 to $61.3 million for 1998. The increase in revenue resulted primarily from a $17.8 million increase in the volume of sales of GaAs and InP substrates to existing customers, the addition of new customers and the introduction of Ge substrates in the fourth quarter of 1997. Additionally, there was a $5.9 million increase due to the inclusion of the visible emitter division for the fourth quarter of 1998, offset by a $5.7 million decrease in revenue at the consumer products division reflecting declining sales prices for laser pointer products and a change in government regulations reducing the allowable strength of lasers sold to the consumer market in Europe.

     Revenue from the substrate division was 58.5% of total revenue, and revenue from the consumer products division was 41.5% of total revenue for 1997 compared to revenue from the substrate division of 70.4% of total revenue, revenue from the visible emitter division of 9.6% of total revenue and revenue from the consumer products division of 20.0% of total revenue for 1998.

     International revenue, excluding Canada, increased from 26.8% of total revenues for 1997 to 29.5% for 1998. The increase in international revenue resulted primarily from a $3.8 million increase in substrate sales to new and existing customers and a $5.1 million increase due to the inclusion of the visible emitter division for the fourth quarter of 1998, which sells products primarily in Asia, offset by a $2.4 million decrease in sales to Europe by the consumer products division caused by governmental regulation changes reducing the allowable strength of lasers sold to the consumer market.

     Gross margin. Gross margins increased from 31.5% for 1997 to 36.5% for 1998. The gross margins for substrates increased slightly from 39.9% in 1997 to 41.5% in 1998 reflecting higher yields achieved in GaAs and InP production, partially offset by lower margins on Ge substrates. Total gross margins also benefited from the inclusion of the visible emitter division for the fourth quarter of 1998, which had a 36.2% gross margin. Gross margins on products sold by the consumer products division decreased slightly from 19.8% in 1997 to 18.7% in 1998 due to declining prices for laser pointer products.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 16.3%, or $1.6 million, from $9.9 million for 1997 to $11.5 million for 1998. Substrate division expenses increased $2.1 million primarily due to increases in personnel and related expenses required to support additional sales volume. The inclusion of the visible emitter division for the fourth quarter of 1998 added $1.0 million. These increases were offset by a $1.4 million decrease at the consumer products division as a result of closing a manufacturing facility located in Arizona in 1998. Selling, general and administrative expenses as a percentage of total revenue decreased from 22.9% for 1997 to 18.8% for 1998. This percentage decrease was primarily due to the 41.6% increase in revenue.

     Research and development expenses. Research and development expenses increased 108.2%, or $1.4 million, from $1.3 million for 1997 to $2.7 million for 1998. This increase resulted primarily from hiring additional engineers and the purchase of materials at the substrate division to develop new products and to enhance existing products. Also, historically the consumer products division did not separately account for its research and development expenses but included them as part of its cost of product revenue and selling, general and administrative expenses. Research and development expenses as a percentage of total revenue increased from 3.0% for 1997 to 4.4% for 1998, primarily as a result of the increase in spending.

     Interest expense. Interest expense increased 86.8%, or $688,000 from $793,000 for 1997 to $1.5 million for 1998. This increase was primarily the result of additional borrowings to finance the purchase and lease of buildings and equipment at the substrate and consumer products divisions.

     Other income and expense. Other income and expense increased from an expense of $57,000 for 1997 to income of $598,000 for 1998. This increase was primarily the result of interest income earned on the $25.8 million in net proceeds raised from our initial public offering in May 1998.

     Provision for income taxes. Income tax expense decreased from 48.8% of income before provision for income taxes in 1997 to 41.0% in 1998, due to a decrease in non-deductible expenses.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth selected unaudited quarterly consolidated financial information in dollars for the six quarters ended June 30, 2000. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly such quarterly information. The operating results for any quarter are not necessarily indicative of results for any subsequent period.

                                                                         QUARTERS ENDED
                                                ----------------------------------------------------------------
                                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                                  1999       1999       1999        1999       2000       2000
                                                --------   --------   ---------   --------   --------   --------
                                                                         (IN THOUSANDS)
Revenue.......................................  $18,897    $20,783     $20,017    $21,824    $23,934    $28,944
Cost of revenue...............................   16,240     13,971      13,077     14,081     14,339     17,859
                                                -------    -------     -------    -------    -------    -------
Gross profit..................................    2,657      6,812       6,940      7,743      9,595     11,085
Operating expenses:
  Selling, general and administrative.........    3,647      3,196       3,113      4,060      3,853      4,564
  Research and development....................      662        858         670        896      1,988      1,863
  Acquisition costs...........................       --      2,810          --         --         --         --
                                                -------    -------     -------    -------    -------    -------
         Total operating expenses.............    4,309      6,864       3,783      4,956      5,841      6,427
                                                -------    -------     -------    -------    -------    -------
Income (loss) from operations.................   (1,652)       (52)      3,157      2,787      3,754      4,658
Interest expense..............................     (630)      (730)       (752)      (615)      (769)    (1,149)
Other income and expense......................      693         29         235        349        196        303
                                                -------    -------     -------    -------    -------    -------
Income (loss) before provision for income
  taxes.......................................   (1,589)      (753)      2,640      2,521      3,181      3,812
Provision for income taxes....................     (604)       782       1,003        958      1,209      1,459
                                                -------    -------     -------    -------    -------    -------
Income (loss) before extraordinary item.......     (985)    (1,535)      1,637      1,563      1,972      2,353
Extraordinary item -- net of tax benefits.....       --       (508)         --         --         --         --
                                                -------    -------     -------    -------    -------    -------
Net income (loss).............................  $  (985)   $(2,043)    $ 1,637    $ 1,563    $ 1,972    $ 2,353
                                                =======    =======     =======    =======    =======    =======

     The following table sets forth selected unaudited quarterly financial information by segment.

Revenue:
  Substrates..................................  $11,731    $14,405     $15,030    $15,566    $19,125    $26,212
  Visible emitters............................    4,600      4,792       3,889      5,359      3,140      1,728
  Consumer products...........................    2,566      1,586       1,098        899      1,669      1,004
                                                -------    -------     -------    -------    -------    -------
         Total................................  $18,897    $20,783     $20,017    $21,824    $23,934    $28,944
                                                -------    -------     -------    -------    -------    -------
Gross profit:
  Substrates..................................  $ 4,830    $ 5,549     $ 6,224    $ 6,683    $ 8,682    $12,466
  Visible emitters............................   (1,730)     1,622         921      1,248        289     (1,409)
  Consumer products...........................     (443)      (359)       (205)      (188)       624         28
                                                -------    -------     -------    -------    -------    -------
         Total................................  $ 2,657    $ 6,812     $ 6,940    $ 7,743    $ 9,595    $11,085
                                                -------    -------     -------    -------    -------    -------

     The following table sets forth selected unaudited quarterly consolidated financial information as a percent of the total revenue for the six quarters ended June 30, 2000.

                                                                         QUARTERS ENDED
                                                ----------------------------------------------------------------
                                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                                  1999       1999       1999        1999       2000       2000
                                                --------   --------   ---------   --------   --------   --------
Revenue.......................................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Cost of revenue...............................     85.9       67.2        65.3       64.5       59.9       61.7
                                                -------    -------     -------    -------    -------    -------
Gross profit..................................     14.1       32.8        34.7       35.5       40.1       38.3
Operating expenses:
  Selling, general and administrative.........     19.3       15.4        15.6       18.6       16.1       15.8
  Research and development....................      3.5        4.1         3.3        4.1        8.3        6.4
  Acquisition costs...........................       --       13.5          --         --         --         --
                                                -------    -------     -------    -------    -------    -------
         Total operating expenses.............     22.8       33.0        18.9       22.7       24.4       22.2
                                                -------    -------     -------    -------    -------    -------
Income (loss) from operations.................     (8.7)      (0.3)       15.8       12.8       15.7       16.1
Interest expense..............................     (3.3)      (3.5)       (3.8)      (2.8)      (3.2)      (4.0)
Other income and expense......................      3.6        0.1         1.2        1.6        0.8        1.0
                                                -------    -------     -------    -------    -------    -------
Income (loss) before provision for income
  taxes.......................................     (8.4)      (3.6)       13.2       11.6       13.3       13.1
Provision for income taxes....................     (3.2)       3.8         5.0        4.4        5.1        5.0
                                                -------    -------     -------    -------    -------    -------
Income (loss) before extraordinary item.......     (5.2)      (7.4)        8.2        7.2        8.2        8.1
Extraordinary item -- net of tax benefits.....       --       (2.4)         --         --         --         --
                                                -------    -------     -------    -------    -------    -------
Net income (loss).............................     (5.2)%     (9.8)%       8.2%       7.2%       8.2%       8.1%
                                                =======    =======     =======    =======    =======    =======

     Revenue increased from the quarter ended March 31, 1999 to the quarter ended June 30, 2000 primarily due to increases in unit sales of substrates, partially offset by decreases in sales of visible emitter and consumer products. The decrease in visible emitter sales was primarily caused by declines in both the number of laser diode chips sold and their average price. Gross profit margins were higher in the quarters ended March 31 and June 30, 2000 than in previous quarters because substrates, which have a higher profit margin, represented a higher proportion of total sales in these last two quarters. In addition, we were successful in reducing the unit costs of substrates in these last two quarters. Excluding the acquisition costs related to the merger with Lyte Optronics in the quarter ended June 30, 1999, operating expenses generally increased as we added people and equipment in order to generate increased sales.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital decreased $5.8 million, or 14.3%, from $40.5 million at December 31, 1999 to $34.7 million at June 30, 2000. The decrease was primarily due to expenditures for equipment, partially offset by net income. Total long-term debt, including capital leases, increased $7.3 million while property, plant and equipment purchases were $14.5 million during the six months ended June 30, 2000.

     Cash used in operating activities was $7.1 million for the six months ended June 30, 1999 compared to cash generated from operating activities of $3.9 million for the six months ended June 30, 2000. The increase was primarily due to increased profitability at the substrate division.

     Our capital expenditures were $3.9 million for the six months ended June 30, 1999 compared to $14.5 million during the six months ended June 30, 2000. The increase in spending was primarily a result of facility expansion and equipment additions in order to increase crystal growth and wafer processing capacity at the substrate division as well as facility expansion and equipment additions at the visible emitter division. We financed these acquisitions in part through capital leases of $2.7 million during the six months ended June 30, 1999 and $3.4 million during the six months ended June 30, 2000.

     We are currently constructing an additional 32,000 square foot building in Beijing, China to expand substrate wafer processing capacity, a 27,000 square foot building in El Monte, California to expand HB LED and VCSEL epitaxy production and leasehold improvements in a 20,000 square foot building and a 9,000 square foot building to expand our administrative offices and material storage areas in Fremont, California. We are also constructing improvements to our existing production facilities in Fremont,

California to increase crystal growth and wafer processing capacity. We expect to invest approximately $47.0 million in additional facilities and equipment over the next 12 months.

     Cash provided by financing activities for the six months ended June 30, 2000 included a $4.0 million note from our bank and $2.3 million in proceeds from the exercise of stock options and purchases of stock under our stock purchase plan.

     Total debt was $37.1 million at December 31, 1999, compared to $44.5 million at June 30, 2000.

     We currently have a $15.0 million line of credit with a commercial bank at an interest rate equal to the bank's variable prime rate plus 0.5%. The bank's prime rate was 9.5% at June 30, 2000. This line of credit is secured by all of our assets, other than equipment, and expires on September 30, 2000. At June 30, 2000, $13.0 million was outstanding under the $15.0 million line of credit. On August 28, 2000, we entered into new credit facilities with the bank for a 21-month $20.0 million line of credit and additional 31-month term loans of $6.0 million. This new line of credit will replace the existing $15.0 million facility.

     On June 15, 2000, we entered into a short-term note with our bank in the amount of $4.0 million. The note bears interest at 1.0% above the lender's variable prime rate, which was 9.5% at June 30, 2000. The principal and unpaid interest of the note is due September 30, 2000. We will repay this note with the proceeds of the new term loans. The proceeds of the note were primarily used to fund our current operating and capital expenditure needs.

     In July 2000, we raised approximately $8.5 million in a private placement of 234,115 shares of common stock to 11 stockholders.

     We generally finance equipment purchases through secured equipment loans and capital leases over five-year terms at interest rates ranging from 6.0% to 10.0% per annum. Some of our manufacturing facilities have been financed by long-term borrowings, which were repaid by taxable variable rate revenue bonds in 1998. These bonds mature in 2023 and bear an interest at 2.0% below the prime rate. The bonds are traded in the public market. Repayment of principal and interest under the bonds is supported by a letter of credit from our bank and is paid on a quarterly basis. We have the option to redeem the bonds in whole or in part during their term. At June 30, 2000, $10.7 million was outstanding under these bonds.

     We anticipate that the combination of existing working capital and the borrowings available under the current and committed credit agreements, together with the net proceeds of this offering, will be sufficient to fund working capital and capital expenditure requirements for the next 12 months. However, our future capital requirements will be dependent on many factors including the rate of revenue growth, our profitability, the timing and extent of spending to support research and development programs, the expansion of our manufacturing facilities, the expansion of our selling and marketing and administrative activities and market acceptance of our products. In addition to the net proceeds from this offering, we may need to raise additional equity and debt financing in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. In June 2000, SFAS 133 was amended by SFAS 138. We have not determined what the effect of SFAS 133 will be on our operations and financial position. We will be required to implement SFAS 133 as amended by SFAS 137, beginning in 2001. We do not expect that adopting the provisions of SFAS 133 will have a material effect on our financial position or results of operations.

     In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that the impact of SAB 101 will have no material effect on our financial position or results of operations.

     In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of Opinion 25" for (a) the definition of an employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not and is not expected to have an impact on our financial position or results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Since our Japanese and some Taiwanese invoices are denominated in Japanese yen, doing business in Japan subjects us to fluctuations in exchange rates between the U.S. dollar and the Japanese yen. During 1997 we incurred a foreign transaction exchange loss of $186,000, a loss of $24,000 in 1998, a gain of $652,000 in 1999 and a loss of $3,000 during the six months ended June 30, 2000. We purchase foreign exchange contracts to hedge against certain trade accounts receivable in Japanese yen. The outstanding commitments with respect to such foreign exchange contracts had a total contract value of approximately $1.7 million as of June 30, 2000. Many of the contracts were entered into six months prior to the due date and the dates coincide with the receivable terms on customer invoices. By matching the receivable collection date and contract due date, we attempt to minimize the impact of foreign exchange fluctuations.

     The fair market value of long-term fixed and variable interest rate debt is subject to interest rate risk. The effect of an immediate 10% change in interest rates would not have a material impact on our future operating results or cash flows.

                                    BUSINESS

OVERVIEW

     We design, develop, manufacture and distribute high-performance compound semiconductor substrates, as well as opto-electronic semiconductor devices, such as high-brightness light emitting diodes, or HB LEDs, and vertical cavity surface emitting lasers, or VCSELs. Our substrate products are used primarily in fiber optic communications, wireless communications and lighting display applications. We believe our proprietary vertical gradient freeze, or VGF, technique for manufacturing compound semiconductor substrates provides significant benefits over traditional methods and has enabled us to become a leading manufacturer of compound semiconductor substrates. We pioneered the commercial use of VGF technology to manufacture gallium arsenide, or GaAs, substrates and have used VGF technology to manufacture substrates from other materials, such as indium phosphide, or InP, and germanium, or Ge. Customers for our substrates include Alpha Industries, Agilent Technologies, EMCORE, Nortel Networks, RF Micro Devices, SDL and Sumitomo Chemical. Our acquisition of Lyte Optronics provided us with expertise in epitaxial processes for manufacturing opto-electronic semiconductor devices. We have used these capabilities to make blue, green and cyan HB LEDs and VCSELs. Our opto-electronic semiconductor devices are used in a wide range of applications, such as solid-state lighting and fiber optic communications. We have recently undertaken an initiative to significantly expand our substrate and device manufacturing capacity and to reduce the overall cost structure of our manufacturing operations.

INDUSTRY BACKGROUND

     Historically, most semiconductor devices were created on a single crystal base material, or substrate, of silicon. Today, however, a growing number of electronic and opto-electronic devices are being developed with requirements that exceed the capabilities of silicon. Many of these devices address the continually increasing demand to send, receive and display information on high-speed wireless and wireline networks. This demand has created a growing need for power-efficient high-performance systems that can operate at high frequencies and can be produced cost-effectively in high volumes. These systems enable the growth and development of a wide range of end-user applications. For example, International Data Corporation, or IDC, expects the number of mobile wireless devices for Internet access and other data transmission to grow from
10.0 million units in 1999 to more than 562.0 million units by 2004.

     Other examples of applications for these systems include:

     - fiber optic networks and optical systems within these networks;

     - new voice and high-speed wireless data systems;

     - infrared emitters and optical detectors in computer systems;

     - solid-state lighting, including exterior and interior automobile lighting; and

     - satellite communications systems.

     As a result of the limitations of silicon-based technologies, semiconductor device manufacturers are increasingly using compound semiconductor substrates to improve the performance of semiconductor devices and to enable these new applications. This shift is occurring even though these compound semiconductor substrates are more expensive. Compound semiconductor substrates are composed of multiple elements that include a metal, such as gallium, aluminum or indium, and a non-metal, such as arsenic, phosphorus or nitrogen. The resulting compounds include gallium arsenide, indium phosphide and gallium nitride. Advantages of devices manufactured on compound substrates over devices manufactured using silicon substrates include:

     - operation at higher speeds;

     - lower power consumption;

     - less noise and distortion; and

     - opto-electronic properties that enable devices to emit and detect light.

     The first step in producing a compound semiconductor substrate is to grow a crystal of the materials. Historically, two processes have been used to grow crystals: the Liquid Encapsulated Czochralski, or LEC, technique and the Horizontal-Bridgeman, or HB, technique. We believe two trends are reducing the appeal of these techniques: more semiconductor devices are being formed using an epitaxial process and semiconductor device manufacturers are switching their production lines to six-inch diameter substrates. The LEC and HB techniques each have difficulties producing six-inch, high-quality, low-cost compound semiconductor substrates for epitaxial processing. We introduced our VGF technique in 1986 to respond to the limitations inherent in the LEC and HB techniques.

     Compound semiconductor substrates enable the development of a wide range of electronic products including power amplifiers and radio frequency integrated circuits used in wireless handsets. Compound substrates can also be used to create opto-electronic products including HB LEDs and VCSELs used in solid state lighting and fiber optic communications.

     HB LEDs are solid-state compound semiconductor devices that emit light. The global demand for HB LEDs is experiencing rapid growth because HB LEDs have a long useful life, consume approximately 10% of the power consumed by incandescent or halogen lighting and improve display visibility. Applications where HB LEDs are increasingly used include wireless handset displays, automotive displays, full color video displays, traffic lights and various consumer applications. According to Strategies Unlimited, an independent industry analyst, the market for HB LEDs is expected to grow from $600.0 million in 1999 to approximately $1.2 billion by 2004.

     VCSELs are semiconductor lasers that emit light in a cylindrical beam and offer significant advantages over traditional laser diodes, including greater control over beam size and wavelength, reduced manufacturing complexity and packaging costs, lower power consumption and higher frequency performance. Electronics and computing systems manufacturers are using VCSELs in a broad range of end-market applications, including fiber optic switching and routing, such as Gigabit Ethernet for communications networks and Fibre Channel for storage area networks. According to ElectroniCast, an independent industry analyst, the market for VCSELs is expected to grow from $247.0 million in 1999 to approximately $2.8 billion by 2004.

THE AXT ADVANTAGE

     We are a leading developer and supplier of high-performance compound semiconductor substrates and opto-electronic semiconductor devices, including HB LEDs and VCSELs. There are four key causes of our success:

     Our VGF technology is a competitive advantage. We pioneered the commercial use of VGF technology to manufacture GaAs substrates and we believe that through the use of VGF we have become the leading worldwide supplier of GaAs substrates. Our VGF process produces substrates with high mechanical strength and physical and chemical uniformity, as well as a low defect rate. The following changes in our customers' technologies are increasing demand for substrates with these features:

     - Greater use of epitaxy rather than ion implantation. Many of the newest generation of high-performance semiconductor devices for fiber optic and wireless communications applications, including heterojunction bipolar transistors, or HBTs, and pseudomorphic high electron mobility transistors, or PHEMTs, are popular because they offer lower power consumption and better device linearity than their predecessors. These devices are created using epitaxial processed substrates. Our VGF substrates are more suitable for these applications than are our competitors' products.

     - Switch to six-inch diameter wafers. Many of our semiconductor device manufacturing customers are switching their GaAs production lines to six-inch diameter substrates in order to reduce unit costs and increase capacity. Our VGF technique is better suited to developing six-inch substrates than are competing methods.

     - Introduction of InP substrates. Even GaAs cannot meet the requirements for increasing system performance and network bandwidth of some applications, including SONET OC-768 applications that operate at speeds up to 40 gigabits per second. Manufacturers of these devices are turning to InP substrates that can support these features. We have successfully used our VGF technique to develop InP and we were among the first to offer four-inch InP substrates.

     In addition, VGF technology gives us further benefits.

     - Customer technology independence. Our semiconductor device manufacturing customers often compete among themselves. For example, several of our customers compete for technological leadership in the wireless handset market. These customers or end-users all require devices made on GaAs substrates. We are, therefore, largely immune from the effects of such competition and benefit from an overall need for faster, more power efficient electronic and opto-electronic devices.

     - Faster and less expensive capacity expansion. We build our own crystal growing equipment rather than ordering it from third-party vendors. This capability, coupled with the fact that our equipment is less expensive and simpler to manufacture than LEC equipment, enables us to increase our capacity faster and at lower cost than our competitors. This ability is particularly beneficial in the current rapid growth environment for six-inch GaAs and all InP substrates. Retaining the equipment manufacturing process within AXT also helps protect our proprietary technology.

     Some customers specify VGF substrates. Our wafers are qualified with most of the key suppliers of GaAs and InP semiconductor devices. The qualification process, which is lengthy and must be repeated for each customer, can be a barrier to entry for a new material or supplier. Furthermore, certain of our customers now specify that they will only accept VGF-grown substrates for their manufacturing processes. As the businesses of these customers grow, we are well-positioned to grow with them as a key supplier.

     Our low-cost manufacturing is an advantage. We use our technology and economics of scale to be a low-cost manufacturer. Our expansion in China provides us with a combination of lower costs for facilities, labor and materials than we encountered in the United States and positions us to gain access to low-cost raw materials supply sources. Furthermore, as we increase our production capacity, we are able to spread fixed costs over a larger revenue base, thereby leveraging our cost structure and achieving economies of scale.

     We entered the opto-electronic semiconductor device market quickly through our acquisition of Lyte Optronics. Our acquisition of Lyte Optronics provided us with expertise in epitaxial processes for manufacturing high-volumes of opto-electronic semiconductor devices. High-quality epitaxy is a key requirement for most of today's advanced opto-electronic semiconductor devices, such as HB LEDs and VCSELs. Since acquiring Lyte Optronics, we have developed opto-electronic products that are among the more difficult to create using epitaxy, including green HB LEDs and VCSELs. We have filed five patent applications for our approach to fabricating HB LEDs. We believe that we can be an important additional domestic source of these devices.

THE AXT STRATEGY

     Our goals are to strengthen our position as the leading developer and supplier of high-performance compound semiconductor substrates and to develop a leading position in the market for opto-electronic semiconductor devices. Key elements of our strategy include:

     Expand GaAs substrate manufacturing capacity and decrease manufacturing cost structure. We are increasing our production capacity in order to increase our share of the market for GaAs substrates. We believe that we can extend our leadership position by increasing our manufacturing capacity more rapidly than competitors and in a manner that enables us to further lower unit production costs. Much of this capacity increase will be for production of our six-inch diameter GaAs substrates. We further believe that expanding our manufacturing operations in China will allow us to increase capacity more quickly and at lower cost. Furthermore, this expansion will allow us to form strategic alliances with suppliers of key raw materials.

     Strengthen our leadership position in the InP market. We believe that there will be rapid growth in demand for the next generation of high speed fiber optic devices, such as devices used in SONET OC-768 applications. These products are manufactured on InP substrates and we are positioning ourselves to be the leading supplier of InP substrates by significantly expanding our production capacity. Our sales of InP substrates during the six-month period ended June 30, 2000 grew 261% compared to our sales of InP substrates during the six-month period ended June 30, 1999.

     Advance VGF technology leadership. We believe that our ability to produce high-quality substrates using VGF technology continues to provide us with a competitive advantage in the high growth compound semiconductor substrate markets. We intend to continue our investment in research and development in order to expand our leadership position in the commercial use of VGF technology. For example, we intend to leverage our existing knowledge in growing six-inch GaAs substrates to grow longer crystals, which will further reduce our costs. We are also launching an effort to develop six-inch diameter InP substrates in response to customer requests.

     Enhance our opto-electronic semiconductor devices. We intend to further penetrate the high growth HB LED and VCSEL markets through continued investment in research and development and expansion of production capacity. We are expanding our manufacturing capacity by adding metal-organic chemical vapor deposition, or MOCVD, reactors and are modifying our epitaxial process to improve device performance and yield. We have invested in the research and infrastructure required to grow our own sapphire substrates, which are used in producing blue, green and cyan LEDs. During the next year we expect to increase our VCSEL sales and develop our chip fabrication capabilities, which will enable us to develop one- and two-dimensional VCSEL arrays.

     Leverage existing customer relationships. We currently sell our GaAs substrates to more than 200 customers and believe that we are a qualified provider to most of the significant users worldwide of GaAs substrates. We intend to capitalize on our relationships with our customers in order to both expand sales of GaAs substrates and sell other compound substrates, such as InP. We also intend to establish alliances and joint development arrangements with customers in emerging high growth markets to develop new products, increase manufacturing efficiencies and more effectively serve our customers' needs.

TECHNOLOGY

     Our core technologies include our proprietary VGF technique used to produce high quality crystals that are processed into compound substrates, and our epitaxy technologies that enable us to manufacture blue, green and cyan HB LEDs and VCSELs.

           [VGF DIAGRAM]

     Our VGF technique is designed to control the crystal-growth process with minimal temperature variation and is the technique we use to produce our GaAs, InP and Ge substrates. Unlike traditional techniques, our VGF technique places the hot compound melt above the cool crystal, thereby reducing the turbulence of the melt which results when the melt and crystal are inverted. The temperature gradient between the melt and the crystal in the VGF technique is significantly lower than in traditional techniques. These aspects of the VGF technique enable us to grow crystals that have a relatively low defect density and high uniformity. The crystal, and the resulting substrate, are mechanically strong, resulting in lower breakage rates during a customer's manufacturing process. Since the temperature gradient is controlled electronically rather than by physical movement, the sensitive crystal is not disturbed. In addition, the melt and growing crystal are contained in a closed chamber, which isolates the crystal from the outside environment to reduce potential contamination. This substrate isolation allows for more precise control of the gallium-to-arsenic ratio, resulting in better consistency and uniformity of the crystals.

     Our VGF technique offers several benefits when compared to traditional crystal growing technologies. The Liquid Encapsulated Czochralski, or LEC, technique is the traditional method for producing semi-insulating GaAs substrates for electronic applications. During the LEC process, the crystal is grown by dipping a seed crystal through molten boric oxide into a melt and slowly pulling the seed up into the cool zone above the boric oxide where the crystal hardens. Unlike the VGF technique, the LEC technique is designed so that the hotter GaAs melt is located beneath the cooler crystal, resulting in greater turbulence in the melt, and at a temperature gradient that is significantly higher than the VGF technique. The turbulence and high temperature cause LEC-grown crystals to have a higher dislocation density than VGF-grown crystals, resulting in a higher rate of breakage during the device manufacturing process. As an open process, the LEC technique also results in greater propensity for contamination and difficulty controlling the ratio of gallium to arsenic. It requires large, complex electro-mechanical systems that are expensive and require highly skilled personnel to operate.

     Our VGF technique also offers advantages over the Horizontal-Bridgeman, or HB, technique, for producing semi-conducting GaAs substrates for opto-electronic applications. The HB technique holds the GaAs melt in a semi-cylindrical container, causing crystals grown using the HB method to have a semi-circular, or D-shaped, cross-section. Accordingly, more crystal material is discarded when the D-shaped substrate is subsequently trimmed to a round shape. In addition, crystals grown using the HB technique have a higher defect density than VGF-grown crystals. The HB technique cannot be used cost-effectively to produce substrates greater than three inches in diameter. The HB technique houses the GaAs melt in a quartz container during the growth process, which can contaminate the GaAs melt with silicon impurities, making it unsuitable for producing semi-insulating GaAs substrates.

     The following table provides a comparison of these three techniques:

----------------------------------------------------------------------------------------------------------
                                        VGF                        HB                       LEC
----------------------------------------------------------------------------------------------------------
  Substrate applications           Electronic and           Opto-electronic              Electronic
                                  opto-electronic
----------------------------------------------------------------------------------------------------------
 Largest wafer size                      6"                        3"                        6"
 available
----------------------------------------------------------------------------------------------------------
 Stress/defect levels                 Very Low                    Low                       High
----------------------------------------------------------------------------------------------------------
 Crystal purity                         Good                      Poor                      Good
----------------------------------------------------------------------------------------------------------
 Applicability to multiple         GaAs, InP, Ge                  GaAs                 GaAs, InP, GaP
   materials
----------------------------------------------------------------------------------------------------------
 Equipment and labor cost             Very Low                    Low                       High
----------------------------------------------------------------------------------------------------------
 Amount of waste material             Very Low                    High                      Low
----------------------------------------------------------------------------------------------------------
 Equipment flexibility               Versatile                  Limited                   Limited
----------------------------------------------------------------------------------------------------------
 Equipment downtime                   Minimal                   Moderate                    High
----------------------------------------------------------------------------------------------------------
 Number of competitors                  Few                       Many                      Many
----------------------------------------------------------------------------------------------------------

     VCSEL devices include single lasers as well as one- and two-dimensional arrays of lasers. Array products are more highly valued than single lasers because they provide greater bandwidth, but are harder to form because they require epitaxial structures that possess very high uniformity in chemical composition and low variation in thickness. These features are hard to achieve because the epitaxial process used to make a VCSEL device places approximately 200 layers of epitaxial structure on a substrate, as compared to the less than 10 layers of material deposited on a substrate to make an HB LED. Our epitaxial process, which includes proprietary in situ monitoring techniques, allows us to manufacture highly reliable VCSEL wafers that demonstrate comparatively low threshold currents and high output power and are sufficiently uniform to produce one- and two-dimensional VCSEL devices. We employ both ion implantation and oxidation processes to produce VCSEL devices from our wafers.

     We create our opto-electronic semiconductor devices using MOCVD, which is an epitaxial technique to synthesize compound semiconductor thin films onto substrates. MOCVD reactors are available from multiple sources and wafers fabricated using MOCVD generally possess a better combination of uniformity and optical and electronic properties and are easier to produce cost-effectively in high volumes than wafers manufactured by other methods, such as molecular beam epitaxy, vapor phase epitaxy or liquid phase epitaxy. As a result, MOCVD reactors have become the choice of the opto-electronic industry for fabricating devices such as LEDs, VCSELs and laser diodes. We modify our MOCVD reactors to improve their performance and use a proprietary growth recipe that controls temperature, material impurity, defect density, material thickness and layer composition while allowing for multiple wafer batch replication.

PRODUCTS

     We design, develop, manufacture and distribute high-performance semiconductor substrates, as well as opto-electronic devices, such as HB LEDs, VCSELs and laser diodes. The table below sets forth our products and selected applications:

-----------------------------------------------------------------------------------------------------
             PRODUCT                                          APPLICATIONS
-----------------------------------------------------------------------------------------------------
 SUBSTRATES                         ELECTRONIC                          OPTO-ELECTRONIC
   GaAs                             - Cellular phones                   - LEDs
                                    - Direct broadcast television       - Lasers
                                    - High-performance transistors      - Optical couplers
                                    - Satellite communications          - Displays

   InP                              - Fiber optic communications        - Fiber optic communications
                                    - Satellite communications          - Lasers
                                    - High-performance transistors
                                    - Automotive collision avoidance
                                    radars

   Ge                               - Satellite solar cells
-----------------------------------------------------------------------------------------------------
 VISIBLE EMITTERS
   Blue, green and cyan HB          - Full color displays
   LEDs                             - Lighting for the interior and exterior of automobiles
                                    - Traffic signals
                                    - Back lighting for cellular phones and instrument panels
                                    - White light for general illumination

   VCSELs                           - Fiber optic and wireless communications

   Laser diodes                     - Pointer products
-----------------------------------------------------------------------------------------------------
 CONSUMER PRODUCTS
   Laser diode-based products       - Business presentations
                                    - Fire safety egress

   LED-based products               - LED flashlight
-----------------------------------------------------------------------------------------------------

     Substrates. We currently sell compound substrates manufactured from GaAs and InP, as well as single-element substrates manufactured from Ge. We supply GaAs substrates in two-, three-, four-, five-and six-inch diameters. We manufacture InP substrates in two-, three- and four-inch diameters and Ge substrates in four-inch diameters. We are developing and intend to initiate production of sapphire substrates.

     Visible Emitters. We sell blue, green and cyan HB LED products in wafer and chip form. We began selling blue HB LED products in the first quarter of 2000 and have recently begun shipping green and cyan HB LEDs in test quantities. We introduced our first VSCEL product in August 2000.

     Consumer Products. We sell laser pointers and products that use laser diodes manufactured by our visible emitter division and other sources. We announced two new consumer products for shipment during the first half of 2000:
Safe Escape, a laser fire escape system, and MiniBrite, an LED flashlight.

CUSTOMERS

     We sell our compound semiconductor substrates worldwide to leading semiconductor device manufacturers. Our top substrate customers include:

       Agilent Technologies          Kopin                         RF Micro Devices
       Alpha Industries              Motorola                      SDL
       Alpha Photonics               Nortel Networks               Spectrolab
       EMCORE                        Osram                         Sumitomo Chemical
       Epistar                       Picogiga                      TRW Space & Defense
       Eptaxial Products             Precision Opto Wafer          Visual Photonics Epitaxy
       Epitronics                    Quantum Epitaxial Designs

     We sell our laser diode and HB LED products primarily to customers that incorporate them into lighting products. Our top laser diode and HB LED customers include Harvatek and King Brite.

MANUFACTURING

     We believe that our success is partially due to our manufacturing efficiency and high product yields and we continually emphasize quality and process control throughout our manufacturing operations. We perform our substrate manufacturing operations at our facilities in Fremont, California and Beijing, China. As part of our plan to reduce manufacturing costs, we are shifting many of our labor-intensive processes to our facilities in China, where costs, including labor costs, are generally lower. We intend to transfer the majority of our substrate manufacturing operations to China by the end of 2001. We believe that our capital investment and subsequent operating costs are lower for our manufacturing facilities in China relative to the U.S. Many of our manufacturing operations are fully automated and computer monitored or controlled, enhancing reliability and yield. We use proprietary equipment in our substrate manufacturing operations to protect our intellectual property and control the timing and pace of capacity additions. By assembling our own equipment, we can quickly increase capacity without incurring delays caused by ordering additional equipment or converting older equipment to new technologies. Our epitaxial wafer production is located in El Monte, California and most of our laser diode assembly is done in Xiamen, China. Our Fremont and Beijing substrate facilities are ISO 9002 certified, and we are working toward ISO certification for our other manufacturing facilities.

     We depend on a single or limited number of suppliers for certain critical materials used in the production of our substrates. We generally purchase these materials through standard purchase orders and not pursuant to long-term supply contracts. Although we seek to maintain sufficient inventory levels of certain materials to guard against interruptions in supply and to meet our near term needs, and have to date been able to obtain sufficient supplies of materials in a timely manner, there may be shortages of certain key materials, such as gallium. Accordingly, to help ensure continued supply of materials, we have formed strategic alliances with suppliers of key raw materials required to manufacture our products. We believe that these alliances will be advantageous in procuring materials to support our continued growth.

     We use MOCVD equipment to manufacture our opto-electronic devices. We currently have several new MOCVD reactors on order and expect that these additional machines will meet our needs for the foreseeable future. The substrate materials and raw wafers used in our visible emitter products are purchased from our substrate division and other sources.

     The production of a number of our consumer products, including laser pointers, is being outsourced to contractors in Asia in order to reduce product costs and manufacturing overhead. We have established quality control procedures and personnel in Asia to support our outsourced manufacturing.

SALES AND MARKETING

     Each of our three divisions is responsible for its own sales and marketing activities, and each maintains its own sales and marketing personnel. In addition, each of our divisions advertises in trade publications, distributes promotional materials, publishes technical articles, conducts marketing programs and participates in industry trade shows and conferences in order to raise market awareness of our products.

     Substrates. We sell our substrate products through our direct sales force in the U.S. and Japan and through independent sales representatives in France, Japan, South Korea, Taiwan and the United Kingdom. Our direct sales force consists of sales engineers who are knowledgeable in the manufacture and use of compound and single-element substrates. Our sales engineers work with customers during all stages of the substrate manufacturing process, from developing the precise composition of the substrate through manufacturing and processing the substrate to the customer's exact specifications. We believe that maintaining a close relationship with customers and providing them with ongoing technical support improves customer satisfaction and will provide us with a competitive advantage in selling other substrates to our customers. The substrate division has launched a program with selected customers in which we will guarantee that high volumes of six-inch GaAs and other substrates will be delivered on specific dates and the customer will make a prepayment for part of the value of its order. We intend to allow several major customers to participate in this program.

     Visible Emitters. We sell our HB LED products primarily through independent sales representatives to lamp package manufacturers in Taiwan and China. We intend to expand sales of these products in the U.S. and Europe primarily using our direct sales force. The majority of our laser diode chips are sold in China and elsewhere in Asia, primarily through independent sales representatives. We sell our VCSEL devices through our direct sales force.

     Consumer Products. We currently sell our consumer products through a combination of our own direct sales force and independent sales representatives. Most of our sales are to customers in the U.S.

RESEARCH AND DEVELOPMENT

     To maintain and improve our competitive position, we focus our research and development efforts on designing new proprietary processes and products, improving the performance of existing products and reducing manufacturing costs. We have assembled a multi-disciplinary team of highly skilled scientists, engineers and technicians to meet our research and development objectives. As a result of our ongoing research and development activities, we believe that we offer superior quality products. For example, some customers now qualify substrates manufactured using our VGF technique as the only acceptable material in their design specifications.

     Our current substrate research and development activities focus on continued development and enhancement of six-inch GaAs crystals, including improved yield, greater substrate strength and increased crystal length. We continue to develop other compound substrates, such as InP and a low boron version of our standard GaAs substrates and are initiating research into development of six-inch InP products. We are developing and intend to initiate production of sapphire substrates.

     We are focusing on all three major stages of LED development: epitaxy, wafer fabrication and die fabrication. Our goal is to improve brightness and yield, create specific colors and enhance uniformity of product, both within and across production runs. Specific colors are created by controlling the indium content of the epitaxial layers, which we achieve, in part, from modifications that we make to our MOCVD reactors. The wafer and die fabrication experience we gained in our Lyte Optronics laser diode operation has helped us develop similar techniques for LEDs.

     We began research in 1999 to develop VCSEL devices with uniform epitaxy structures on three-inch wafers and announced VCSEL wafer products in August 2000. We continue to improve their performance characteristics and intend to develop one- and two-dimensional array VCSEL chips.

     We have historically funded a significant portion of our research and development efforts through contracts with the U.S. government and customer funded research projects, although we do not have any projects underway currently. Under our contracts, we retain rights to the VGF and wafer fabrication technology that we have developed. The U.S. government retains the rights to utilize the technologies we develop for government purposes only. During the period from 1997 to 1999 these contracts amounted to $5.9 million. Currently, our research and development is internally funded.

COMPETITION

     The semiconductor industry is characterized by rapid technological change and price erosion, as well as intense foreign and domestic competition. We believe we currently have a leading position in the existing markets for compound semiconductor substrates and devices primarily as a result of our expertise in VGF technology. However, we believe we face actual and potential competition from a number of established domestic and international companies.

     We believe that the primary competitive factors in the markets in which our products compete are:

     - quality;

     - price;

     - performance;

     - meeting customer specifications;

     - customer support and satisfaction; and

     - customer investment in competing technologies.

     Our ability to compete in target markets also depends on factors such as:

     - the timing and success of the development and introduction of new products by us and our competitors;

     - the availability of adequate sources of raw materials; and

     - protection of our products by effective use of intellectual property laws and general economic conditions.

     Our primary competition in the market for compound semiconductor substrates includes Freiberger, Hitachi Cable, Japan Energy, Litton Airtron and Sumitomo Electric. In addition, we also face competition from compound semiconductor device manufacturers that produce substrates for their own internal use, and from companies such as IBM that are actively developing alternative compound semiconductor materials.

     Our primary competition in the market for LED products include Cree, LumiLED, Nichia Chemicals, Toyoda Gosei and United Epitaxy. In general, LED manufacturers in Taiwan and China have a competitive pricing advantage due to low overhead and small research and development investments. Cree, Nichia Chemicals, Sony and Toyoda Gosei have significant patent portfolios that other competitors, including us, must either design around or license.

     We compete with Agilent, EMCORE and Honeywell in the market for VCSEL devices. Our primary competition in the market for consumer products includes Alpec and Transverse.

PROTECTION OF OUR INTELLECTUAL PROPERTY

     Our success and the competitive position of our VGF technique depend on our ability to maintain trade secrets and other intellectual property protections. We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect our proprietary technology. We believe that, due to the rapid pace of technological innovation in the markets for our products, our ability to establish and maintain a position of technology leadership depends as much on the skills of our development personnel as upon the legal protections afforded our existing technologies. To protect our trade secrets, we take certain measures to ensure their secrecy, such as executing non-disclosure agreements with our employees, customers and suppliers.

However, reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed.

     To date, we have been issued four U.S. patents which relate to our VGF products and processes. We have five U.S. patent applications pending which relate to our LED or laser diode technology, and have patent applications pending in Europe, Canada, China, Japan and Korea which are based on one of our U.S. patents that relates to our VGF processes. We have no issued foreign patents. We have two patents and two patent applications pending relating to our consumer products.

ENVIRONMENTAL REGULATIONS

     We are subject to federal, state and local laws and regulations concerning the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials used in our research and development and production operations, as well as laws and regulations concerning environmental remediation and employee health and safety. The growing of crystals and the production of substrates involve the use of certain hazardous raw materials, including arsenic. We cannot guarantee that our control systems will be successful in preventing a release of these materials or other adverse environmental conditions. Any release or other failure to comply with present or future environmental laws and regulations could result in the imposition of significant fines against us, the suspension of production or a cessation of operations.

     We are cooperating with the California Occupational Safety and Health Administration, or Cal-OSHA, in an investigation regarding impermissible levels of potentially hazardous materials in certain areas of our manufacturing facility in Fremont, California. In May 2000, Cal-OSHA levied a fine against us in the amount of $313,655 for alleged health and safety violations. Further penalties, including criminal penalties, could be levied against us or our management. We are appealing the citations, and have put in place engineering, administrative and personnel protective equipment programs to address this issue. The facility is in full operation and to our knowledge, no accidents or injuries resulted from this matter.

EMPLOYEES

     As of June 30, 2000, we had 1,121 full-time employees, of whom 901 were principally engaged in manufacturing, 166 in sales and administration and 54 in research and development. Of these employees, 696 are located in the U.S., 422 in China and three in Japan. Our success is in part dependent on our ability to attract and retain highly skilled workers. None of our employees is represented by a union and we have never experienced a work stoppage. We consider our relations with our employees to be good.

PROPERTIES

     Our principal properties are as follows:

                       SQUARE
    LOCATION            FEET           PROPERTY DESCRIPTION
    --------           ------          --------------------
Fremont, CA            58,000      Production and Administration
Fremont, CA            80,000      Production
Fremont, CA            20,292      Administration
Fremont, CA             9,280      Warehouse
Monterey Park, CA      22,000      Production and Administration
Torrance, CA            6,674      Administration
Torrance, CA           15,027      Production
El Monte, CA           26,652      Production
El Monte, CA            6,281      Production
Beijing, China         31,000      Production
Beijing, China         31,000      Production
Beijing, China         32,000      Production
Xiamen, China          14,000      Production

     All of the properties listed above are owned except for 20,292 square feet in Fremont, the lease for which expires May 2005, 9,280 square feet in Fremont, the lease for which expires in June 2005, 6,281 square feet in El Monte, the lease for which expires in December 2006 and the two Torrance properties, the leases for which expire in May 2003. We consider each facility to be in good operating condition and adequate for its present use, and believe that each facility has sufficient plant capacity to meet its current and anticipated operating requirements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     As of September 14, 2000, our executive officers and directors were as follows:


                    NAME                      AGE                      POSITION
                    ----                      ---                      --------
Morris S. Young, Ph.D. .....................  55     Chairman of the Board of Directors, President
                                                       and Chief Executive Officer
Donald L. Tatzin............................  48     Chief Financial Officer and Director
Davis Zhang.................................  43     President, Substrate Division
Xiao Gordon Liu, Ph.D.......................  36     Senior Vice President, Marketing and Sales,
                                                       and Engineering and Development
Heng Liu, Ph.D. ............................  40     President, XtalLED Division
Bingwen Liang, Ph.D. .......................  39     Acting President, VCSEL Division
Jesse Chen..................................  42     Director
B.J. Moore..................................  64     Director

     Mr. Jesse Chen and Mr. B.J. Moore are members of the compensation and audit committees. Dr. Xiao Gordon Liu, Dr. Heng Liu and Dr. Bingwen Liang are not executive officers or directors but are deemed to be significant employees who make or are expected to make a significant contribution to our business.

     Morris S. Young, Ph.D. co-founded AXT in 1986 and has served as chairman of our board of directors since February 1998 and president and chief executive officer, as well as a director, since 1989. From 1985 to 1989, Dr. Young was a physicist at Lawrence Livermore National Laboratory. Dr. Young holds a bachelor of science degree in metallurgical engineering from Chengkung University, Taiwan, a master of science degree in metallurgy from Syracuse University and a Ph.D. in metallurgy from Polytechnic University.

     Donald L. Tatzin has served as a director since February 1998 and as chief financial officer since August 2000. From April 2000 to August 2000, Mr. Tatzin served as our interim chief financial officer. From 1993 to 1998, Mr. Tatzin served as executive vice president of Showboat, a gaming company. In addition, Mr. Tatzin served as a director for Sydney Harbour Casino, an Australian gaming company, from April 1995 to October 1996 and as its chief executive officer from April 1996 to October 1996. From 1976 to 1993, Mr. Tatzin was a director and consultant with Arthur D. Little. Mr. Tatzin holds a bachelor of science degree in economics and a bachelor of science and masters degrees in city planning from the Massachusetts Institute of Technology and a master of science degree in economics from Australian National University.

     Davis Zhang co-founded AXT in 1986 and served as senior vice president, production from January 1994 until August 1999, and as president of the substrate division since August 1999. From 1987 to 1993, Mr. Zhang served as our senior production manager. Mr. Zhang holds a bachelor of science degree in mechanical engineering from Northern Communication University, Beijing, China.

     Xiao Gordon Liu, Ph.D. joined us in June 1995 as senior engineer and was promoted to vice president, engineering and development in November 1998 and to senior vice president, marketing and sales, and engineering and development in August 2000. Prior to joining us, Dr. Liu was a postdoctoral fellow and associate specialist at University of California at Berkeley and a research associate at the University of Lund, Sweden. Dr. Liu holds a Ph.D. in physics from the University of Lund, Sweden and has published more than 30 scientific papers.

     Heng Liu, Ph.D. joined us in September 1999 as director of LED epitaxy and was promoted to president of the newly formed XtalLED division in March 2000. From September 1994 to September 1999, Dr. Liu worked at the opto-electronics division of Hewlett-Packard Company as a research and development engineer. Dr. Liu holds an undergraduate degree from National Chiao-Tung University in Taiwan, a masters degree in physics from University of Oregon and a Ph.D. in engineering from North Carolina State University.

     Bingwen Liang, Ph.D. joined us in January 2000 as director of advanced technologies and was subsequently promoted to acting president of the VCSEL division. From November 1999 to January 2000, Dr. Liang was research and development manager of the III-V materials group in the fiber-optic communication division of Agilent Technologies. From July 1993 to November 1999, Dr. Liang was a research and development manager for Hewlett-Packard Company. Dr. Liang has a Ph.D. in applied physics from the University of California at San Diego and has published more than 45 scientific papers.

     Jesse Chen has served as a director since February 1998. Since May 1997, Mr. Chen has served as a managing director of Maton Venture, an investment company. Prior to that, Mr. Chen co-founded BusLogic, a computer peripherals company and served as its chief executive officer from 1990 to 1996. Mr. Chen serves on the board of directors of several private companies. Mr. Chen has a bachelor of science degree in aeronautical engineering from Chenkung University, Taiwan and a master of science degree in electrical engineering from Loyola Marymount University.

     B.J. Moore has served as a director since February 1998. Since 1991, Mr. Moore has been self-employed as a consultant and has served as a director to several technology-based companies. Mr. Moore currently serves on the boards of directors for Adaptec, a computer peripherals company and Dionex Corporation, an ion chromatography systems company, as well as several private companies. From 1986 to 1991, Mr. Moore served as president and chief executive officer of Outlook Technology, an electronics test equipment company. Mr. Moore holds a bachelor of science degree and a master of science degree in electrical engineering from the University of Tennessee.

BOARD COMPOSITION

     Our board of directors currently consists of four members, as a result of the resignation of Theodore S. Young in August 2000. We anticipate adding a fifth director to fill our vacancy on the board by June 2001. Our certificate of incorporation and bylaws provide that the terms of office of the members of the board of directors are divided into three classes: class I, whose term will expire at the annual meeting of stockholders to be held in 2002, class II, whose term will expire at the annual meeting of stockholders to be held in 2003, and class III, whose term will expire at the annual meeting of stockholders to be held in 2001. The class I director is Morris S. Young, the class II directors are Jesse Chen and Donald L. Tatzin and the class III director is B.J. Moore.

     At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their terms. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may delay or prevent changes in our control or management. In addition, our bylaws provide that the authorized number of directors may only be changed by a resolution of the board of directors.

BOARD COMMITTEES

     The audit committee of our board of directors recommends or will recommend the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Chen and Moore. We anticipate appointing an additional director prior to June 15, 2001, who will serve as a third member of the audit committee, as required by the rules and regulations of the Nasdaq Stock Market.

     The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Chen and Moore.

                              CERTAIN TRANSACTIONS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since January 1999, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer or holder of more than 5% of any class of our voting securities or members of that person's immediate family had or will have a direct or indirect material interest other than the transactions described below.

     Equipment & Materials, a California corporation engaged in international trading and quartzware fabrication, supplies us with various raw materials from China and has manufactured quartzware for us. Christina X. Li, the sole shareholder and president of Equipment & Materials, is the wife of Davis Zhang, the president of our substrate division. Purchases from Equipment & Materials were approximately $1.5 million for 1997, $3.7 million for 1998, $3.6 million for 1999 and $3.5 million for the six months ended June 30, 2000.

     In August 2000, we entered into a business transfer and acquisition agreement with Demeter Technology, a Delaware corporation founded by Theodore S. Young, the former president of our fiber optic division and a former member of our board of directors, and Robert Shih, the former chief technology officer of our visible emitter division. Under this agreement, we have agreed to transfer certain non-core rights to Demeter relating to our research and development activities in the field of fiber optics. We have entered into non-compete agreements with Messrs. Shih and Young that prohibit them from certain activities, including the manufacture of VCSEL devices. We have leased to Demeter a portion of our owned facility in El Monte, California, subleased a portion of our rented facility in El Monte, California, leased certain equipment, including an MOCVD machine, and sold certain inventory relating to fiber optics. In exchange, Demeter has granted to us a warrant to purchase up to
4.5 million shares of its Series A convertible preferred stock at a price of $0.5714 per share. We anticipate that some of our employees previously engaged in research and development relating to fiber optics products and services will join Demeter.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of September 14, 2000, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders, in this offering, for:


     - each person known by us to own beneficially more than 5% of the outstanding shares;

     - each of our directors;

     - each executive officer; and

     - all executive officers and directors as a group.

     Except as otherwise indicated, the principal address of each of the stockholders below is c/o AXT, Inc., 4281 Technology Drive, Fremont, California 94538. Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


                                                    SHARES BENEFICIALLY   SHARES    SHARES BENEFICIALLY
                                                      OWNED PRIOR TO       BEING        OWNED AFTER
                                                       THE OFFERING       OFFERED       THE OFFERING
                                                    -------------------   -------   --------------------
NAME OF BENEFICIAL OWNERS AND SELLING STOCKHOLDERS   NUMBER     PERCENT              NUMBER      PERCENT
--------------------------------------------------  ---------   -------             ---------    -------
Morris S. Young(1)..........................        1,995,479     10.6%    80,000   1,915,479     9.0 %
Donald L. Tatzin(2).........................           21,050        *         --      21,050      *
Davis Zhang(3)..............................          255,308      1.3%    20,000     235,308     1.1 %
Jesse Chen(4)...............................           18,750        *         --      18,750      *
B.J. Moore(5)...............................           18,750        *         --      18,750      *
All directors and executive officers as a group (5
  persons)..................................        2,309,337     12.2%   100,000   2,209,337    10.4 %


---------------
 *  Less than 1%

(1) Includes 731,071 shares held by the Morris & Vicke Young Trust, 1,104,200 shares held by the Morris Young Family Ltd. Partnership, 20,000 shares held by the children of Dr. Young and 70,208 shares subject to options exercisable within 60 days of June 30, 2000. Also includes 20,000 shares held jointly by George Liu, Dr. Young's father-in-law, and Vicke Young, Dr. Young's spouse, of which Dr. Young disclaims beneficial ownership, and 50,000 shares recently transferred into an exchange fund, of which Dr. Young disclaims beneficial ownership.

(2) Includes 18,750 shares subject to options exercisable within 60 days of the date of this prospectus.


(3) Includes 80,800 shares directly held by Davis Zhang, 29,000 shares held by Christina X. Li, Mr. Zhang's spouse, 16,000 shares held by Mr. Zhang's minor children and 92,500 shares subject to options exercisable within 60 days of the date of this prospectus.


(4) Includes 18,750 shares subject to options exercisable within 60 days of the date of this prospectus.

(5) Includes 11,250 shares subject to options exercisable within 60 days of the date of this prospectus.

                                  UNDERWRITING

     We and the selling stockholders have entered into an underwriting agreement with Prudential Securities Incorporated, CIBC World Markets Corp., Wit SoundView Corporation, ABN AMRO Incorporated and Pacific Crest Inc. acting as underwriters. We and the selling stockholders are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions in the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Prudential Securities Incorporated..........................
CIBC World Markets Corp. ...................................
Wit SoundView Corporation...................................
ABN AMRO Incorporated.......................................
Pacific Crest Inc...........................................
                                                              ---------
     Total..................................................  2,200,000
                                                              =========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 330,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The underwriters have advised us and the selling stockholders that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a
concession not in excess of $     per share, and these dealers may allow a
concession not in excess of $     per share to some other dealers. After the
shares are released for sale to the public, the underwriters may change the offering price and the concessions.

     We and the selling stockholders have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                                           TOTAL FEES
                                                        ------------------------------------------------
                                              FEE        WITHOUT EXERCISE OF         FULL EXERCISE OF
                                           PER SHARE    OVER-ALLOTMENT OPTION     OVER-ALLOTMENT OPTION
                                           ---------    ----------------------    ----------------------
Fees paid by us..........................
Fees paid by the selling stockholders....

     In addition, we estimate that we will spend approximately $1.0 million in expenses for this offering, including those of the selling stockholders. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We and our executive officers and directors will have entered into lock-up agreements under which we and they agree not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements. We have agreed to file a registration statement with the Securities and Exchange Commission no later than 10 days after the consummation of this offering, covering 234,155 shares issued in a private placement in July 2000.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Create a syndicate short position by making short sales of our common stock and may purchase our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Short sales can be either covered or naked. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment options to purchase additional shares in the offering. Naked short sales are sales in excess of the over-allotment options. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. Prudential Securities Incorporated, on behalf of the underwriters, may close out any covered short position by either exercising the over-allotment options or purchasing shares in the open market and must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, Prudential Securities Incorporated, on behalf of the underwriters, will consider, among other things, the price of the shares. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also, and prior to the pricing of the shares, and until such time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995;

     - the Financial Services Act 1986; and

     - the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended).

     Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors. A prospectus in electronic format is also being made available on an Internet website maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on websites maintained by each of these dealers.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

     - an individual citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

     - an estate whose income is subject to United States federal income tax regardless of its source; or

     - a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or
       (y) which has made an election to be treated as a United States person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.

     This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the United States dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. ACCORDINGLY, EACH NON-UNITED STATES HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

     Any dividend paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS form W-8BEN certifying to your qualification for the reduced rate.

     Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI certifying to such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

     In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a United States trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

     - the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

     - the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

     - we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a non-United States holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-United States holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding generally will not apply to dividends paid to non-United States holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a United States person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-United States holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-United States holder satisfies various certification requirements.

     Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-United States holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is a United States person or has certain other connections to the United States, unless the broker has documentary evidence in its files of the holder's non-United States status and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in our common stock. Those final Treasury Regulations generally are effective for payments made after December 31, 2000.

     Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for AXT by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The audited financial statements as of December 31, 1998, 1999 and June 30, 2000 and for each of the three years in the period ended December 31, 1999 and for the six months ended June 30, 2000 included in this Prospectus, except as they relate to Lyte Optronics, Inc. as of December 31, 1998 and for the two years in the period then ended, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Lyte Optronics, Inc. as of December 31, 1998 and for the two years in the period then ended, by Arthur Andersen LLP, independent accountants, whose reports thereon appear herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of said firms as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our common stock, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, or in New York, New York and Chicago, Illinois.

     We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We file reports, proxy statements and other information with the SEC to comply with the Exchange Act. These reports, proxy statements and other information can be inspected and copied on the Internet at http://www.sec.gov; at the SEC's regional offices at:
Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Reports, proxy statements and other information concerning our company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC. This registration statement incorporates by reference the documents listed below that we have previously filed with the Securities and Exchange Commission. They contain important information about us and our financial condition.

     The following documents filed with the SEC are incorporated by reference into this prospectus:


     - our Annual Report on Form 10-K for the year ended December 31, 1999;


     - our Definitive Proxy Statement relating to the Annual Meeting of Stockholders held June 7, 2000.


     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000; and



     - the description of our common stock contained in Item 1 of our Form 8-A filed with the SEC on April 24, 1998.


     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Such documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference and were not delivered with this prospectus. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference. We will provide this information upon written or oral request by a person to whom we delivered a copy of the prospectus. Requests for such copies should be directed to our principal executive offices located at 4281 Technology Drive, Fremont, California 94538,
Attention: Secretary. Our general telephone number is (510) 683-5900.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants -- PricewaterhouseCoopers
  LLP.......................................................  F-2
Report of Independent Public Accountants -- Arthur Andersen
  LLP.......................................................  F-3
Consolidated Balance Sheets.................................  F-4
Consolidated Income Statements..............................  F-5
Consolidated Statement of Stockholders' Equity..............  F-6
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AXT, Inc.

     In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of AXT, Inc. and its subsidiaries at December 31, 1998 and 1999 and June 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 and for the six months ended June 30, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Lyte Optronics, Inc. on May 28, 1999 in a transaction accounted for as a pooling of interests, as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of Lyte Optronics, Inc. at December 31, 1998 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, which statements reflect total assets of $25,435,000 as of December 31, 1998 and total revenues of $17,978,000 and $18,137,000 for each of the two years in the period ended December 31, 1998. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Lyte Optronics, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
August 28, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Lyte Optronics, Inc.:

     We have audited the consolidated balance sheet of Lyte Optronics, Inc. (a Nevada corporation) and Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' investment and cash flows for the two years in the period ended December 31, 1998 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lyte Optronics, Inc. and Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the two years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
May 27, 1999

                                   AXT, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                             --------------------    JUNE 30,
                                                               1998        1999        2000
                                                             --------    --------    --------
ASSETS:
Current assets:
  Cash and cash equivalents................................  $ 16,438    $  6,062    $  5,149
  Accounts receivable, net of allowance for doubtful
     accounts of $1,648, $778 and $1,702...................    13,128      17,561      20,889
  Inventories..............................................    25,300      35,470      43,630
  Prepaid expenses and other current assets................     3,271       8,945       6,071
  Deferred income taxes....................................     2,452       3,210       4,585
                                                             --------    --------    --------
     Total current assets..................................    60,589      71,248      80,324
Property, plant and equipment, net.........................    37,624      40,865      52,476
Other assets...............................................     1,927       1,405       2,427
Goodwill...................................................     2,843       2,244       1,945
                                                             --------    --------    --------
     Total assets..........................................  $102,983    $115,762    $137,172
                                                             ========    ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Short-term bank borrowing................................  $  1,928    $ 11,298    $ 12,980
  Note payable.............................................        --          --       4,000
  Accounts payable.........................................     7,850       8,294      12,575
  Accrued liabilities......................................     5,242       7,464      10,801
  Current portion of long-term debt........................     2,733       1,568       1,862
  Current portion of capital lease obligation..............     1,192       2,162       3,437
                                                             --------    --------    --------
     Total current liabilities.............................    18,945      30,786      45,655
Long-term debt, net of current portion.....................    18,416      15,254      14,034
Long-term capital lease, net of current portion............     3,854       6,853       8,137
Other long-term liabilities................................       604         410         100
                                                             --------    --------    --------
     Total liabilities.....................................    41,819      53,303      67,926
                                                             --------    --------    --------
Commitments and contingencies (Note 11)

Stockholders' equity:
  Preferred stock,
     $.001 par value; 2,000 shares authorized; 981 shares
     issued and outstanding................................         1           1           1
  Additional paid-in capital...............................     3,999       3,989       3,989
  Common stock,
     $.001 par value; 100,000 shares authorized; 18,393,
     18,659 and 18,948 shares issued and outstanding.......        18          19          19
  Additional paid-in capital...............................    45,248      46,321      48,606
  Deferred compensation....................................      (327)       (217)       (162)
  Retained earnings........................................    12,198      12,370      16,695
  Cumulative translation adjustments.......................        27         (24)         98
                                                             --------    --------    --------
     Total stockholders' equity............................    61,164      62,459      69,246
                                                             --------    --------    --------
     Total liabilities and stockholders' equity............  $102,983    $115,762    $137,172
                                                             ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                   AXT, INC.

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      SIX MONTHS
                                                    YEARS ENDED DECEMBER 31,        ENDED JUNE 30,
                                                   ---------------------------   ---------------------
                                                    1997      1998      1999        1999        2000
                                                   -------   -------   -------   -----------   -------
                                                                                 (UNAUDITED)
Revenue..........................................  $43,313   $61,314   $81,521     $39,680     $52,878
Cost of revenue..................................   29,650    38,949    57,369      30,211      32,198
                                                   -------   -------   -------     -------     -------
Gross profit.....................................   13,663    22,365    24,152       9,469      20,680
Operating expenses:
  Selling, general and administrative............    9,921    11,538    14,016       6,843       8,417
  Research and development.......................    1,289     2,684     3,086       1,520       3,851
  Acquisition costs..............................       --        --     2,810       2,810          --
                                                   -------   -------   -------     -------     -------
     Total operating expenses....................   11,210    14,222    19,912      11,173      12,268
                                                   -------   -------   -------     -------     -------
Income (loss) from operations....................    2,453     8,143     4,240      (1,704)      8,412
Interest expense.................................     (793)   (1,481)   (2,150)     (1,360)     (1,918)
Other income and expense.........................      (57)      598       729         722         499
                                                   -------   -------   -------     -------     -------
Income (loss) before provision for income
  taxes..........................................    1,603     7,260     2,819      (2,342)      6,993
Provision for income taxes.......................      783     2,976     2,139         178       2,668
                                                   -------   -------   -------     -------     -------
Income (loss) before extraordinary item..........      820     4,284       680      (2,520)      4,325
Extraordinary item, net of tax benefits..........       --        --      (508)       (508)         --
                                                   -------   -------   -------     -------     -------
Net income (loss)................................  $   820   $ 4,284   $   172     $(3,028)    $ 4,325
                                                   =======   =======   =======     =======     =======
Basic income (loss) per share:
  Income (loss) before extraordinary item........  $  0.22   $  0.27   $  0.04     $ (0.14)    $  0.23
  Extraordinary item.............................       --        --     (0.03)      (0.03)         --
  Net income (loss)..............................     0.22      0.27      0.01       (0.16)       0.23
Diluted income (loss) per share:
  Income (loss) before extraordinary item........  $  0.06   $  0.26   $  0.03     $ (0.14)    $  0.21
  Extraordinary item.............................       --        --     (0.03)      (0.03)         --
  Net income (loss)..............................     0.06      0.26      0.01       (0.16)       0.21
Shares used in per share calculations:
  Basic..........................................    3,697    16,076    18,655      18,451      18,687
  Diluted........................................   13,598    16,325    19,771      18,451      20,178

     The accompanying notes are an integral part of these consolidated financial statements.

                                   AXT, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                       ACCUMULATED OTHER
                                     PREFERRED STOCK      COMMON STOCK                                COMPREHENSIVE INCOME
                                     ----------------   ----------------     DEFERRED     RETAINED   CUMULATIVE TRANSLATION
                                     SHARES    AMOUNT   SHARES   AMOUNT    COMPENSATION   EARNINGS        ADJUSTMENTS
                                     -------   ------   ------   -------   ------------   --------   ----------------------
BALANCE AT JANUARY 1, 1997.........    8,929   $2,618    3,648   $   629                  $ 7,094            $(104)
Common stock options exercised.....                         85       154
Issuance of Series C convertible
  preferred stock..................    1,200    5,935
Issuance of Employee Stock Purchase
  Plan stock.......................                         67       232
Deferred compensation..............                                  322      $(322)
Amortization of deferred
  compensation.....................                                             102
Comprehensive income
  Net income.......................                                                           820
  Other comprehensive income
    Currency translation
      adjustment...................                                                                            (93)
                                     -------   ------   ------   -------      -----       -------            -----
BALANCE AT DECEMBER 31, 1997.......   10,129   $8,553    3,800   $ 1,337      $(220)      $ 7,914            $(197)
Common stock options exercised.....                         71       138
Issuance of common stock...........                        123       724
Issuance of common stock and Series
  A preferred stock in connection
  with the acquisition of Alpha
  Photonics, Inc...................      981    4,000    1,267     7,500
Issuance of common stock as
  settlement of trade payables.....                          4        25
Reacquisition and retirement of
  common stock.....................                        (61)
Issuance of common stock in
  connection with financing........                        185       994
Conversion of Series C convertible
  preferred stock to common
  stock............................  (10,129)  (8,553)  10,129     8,553
Issuance of common stock upon
  initial public offering..........                      2,875    25,792
Deferred compensation..............                                  203       (203)
Amortization of deferred
  compensation.....................                                              96
Comprehensive income
  Net income.......................                                                         4,284
  Other comprehensive income
    Currency translation
      adjustment...................                                                                            224
                                     -------   ------   ------   -------      -----       -------            -----
BALANCE AT DECEMBER 31, 1998.......      981   $4,000   18,393   $45,266      $(327)      $12,198            $  27
Common stock options exercised.....                        201       648
Repurchase of shares of common
  stock in connection with the
  early extinguishment of debt.....                        (21)     (211)
Issuance costs.....................               (10)              (139)
Issuance of Employee Stock Purchase
  Plan stock.......................                         86       776
Amortization of deferred
  compensation.....................                                             110
Comprehensive income
  Net income.......................                                                           172
  Other comprehensive income
    Currency translation
      adjustment...................                                                                            (51)
                                     -------   ------   ------   -------      -----       -------            -----
BALANCE AT DECEMBER 31, 1999.......      981   $3,990   18,659   $46,340      $(217)      $12,370            $ (24)
                                     =======   ======   ======   =======      =====       =======            =====
Common stock options exercised.....                        254     1,967
Issuance of Employee Stock Purchase
  Plan stock.......................                         35       318
Amortization of deferred
  compensation.....................                                              55
Comprehensive income
  Net income.......................                                                         4,325
  Other comprehensive income
    Currency translation
      adjustment...................                                                                            122
                                     -------   ------   ------   -------      -----       -------            -----
BALANCE AT JUNE 30, 2000...........      981   $3,990   18,948   $48,625      $(162)      $16,695            $  98
                                     =======   ======   ======   =======      =====       =======            =====


                                               COMPREHENSIVE
                                      TOTAL       INCOME
                                     -------   -------------
BALANCE AT JANUARY 1, 1997.........  $10,237
Common stock options exercised.....      154
Issuance of Series C convertible
  preferred stock..................    5,935
Issuance of Employee Stock Purchase
  Plan stock.......................      232
Deferred compensation..............       --
Amortization of deferred
  compensation.....................      102
Comprehensive income
  Net income.......................      820      $  820
  Other comprehensive income
    Currency translation
      adjustment...................      (93)        (93)
                                     -------      ------
BALANCE AT DECEMBER 31, 1997.......  $17,387      $  727
                                                  ======
Common stock options exercised.....      138
Issuance of common stock...........      724
Issuance of common stock and Series
  A preferred stock in connection
  with the acquisition of Alpha
  Photonics, Inc...................   11,500
Issuance of common stock as
  settlement of trade payables.....       25
Reacquisition and retirement of
  common stock.....................       --
Issuance of common stock in
  connection with financing........      994
Conversion of Series C convertible
  preferred stock to common
  stock............................       --
Issuance of common stock upon
  initial public offering..........   25,792
Deferred compensation..............       --
Amortization of deferred
  compensation.....................       96
Comprehensive income
  Net income.......................    4,284       4,284
  Other comprehensive income
    Currency translation
      adjustment...................      224         224
                                     -------      ------
BALANCE AT DECEMBER 31, 1998.......  $61,164      $4,508
                                                  ======
Common stock options exercised.....      648
Repurchase of shares of common
  stock in connection with the
  early extinguishment of debt.....     (211)
Issuance costs.....................     (149)
Issuance of Employee Stock Purchase
  Plan stock.......................      776
Amortization of deferred
  compensation.....................      110
Comprehensive income
  Net income.......................      172         172
  Other comprehensive income
    Currency translation
      adjustment...................      (51)        (51)
                                     -------      ------
BALANCE AT DECEMBER 31, 1999.......  $62,459      $  121
                                     =======      ======
Common stock options exercised.....    1,967
Issuance of Employee Stock Purchase
  Plan stock.......................      318
Amortization of deferred
  compensation.....................       55
Comprehensive income
  Net income.......................    4,325       4,325
  Other comprehensive income
    Currency translation
      adjustment...................      122         122
                                     -------      ------
BALANCE AT JUNE 30, 2000...........  $69,246      $4,447
                                     =======      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                   AXT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED                  SIX MONTHS
                                                                DECEMBER 31,                ENDED JUNE 30,
                                                        -----------------------------   ----------------------
                                                         1997       1998       1999        1999         2000
                                                        -------   --------   --------   -----------   --------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).....................................  $   820   $  4,284   $    172     $(3,028)    $  4,325
Adjustments to reconcile net income (loss) to cash
  provided by (used in) operations:
  Depreciation........................................    1,341      2,959      5,444       1,162        2,917
  Deferred income taxes...............................     (518)    (1,126)      (758)       (404)      (1,375)
  Amortization of goodwill............................       --        149        599         300          299
  Stock compensation..................................      102         96        110          55           55
  Changes in assets and liabilities:
    Accounts receivable...............................   (1,984)    (4,192)    (4,433)       (929)      (3,328)
    Inventories.......................................   (5,616)   (11,074)   (10,170)     (4,491)      (8,160)
    Prepaid expenses..................................     (435)    (1,610)    (5,674)     (4,407)       2,874
    Other assets......................................       45       (243)       522         790       (1,022)
    Accounts payable..................................    1,928      1,540        444         189        4,281
    Accrued liabilities...............................    2,168        533      2,222       3,764        3,337
    Other long-term liabilities.......................     (252)       110       (194)       (103)        (310)
                                                        -------   --------   --------     -------     --------
      Net cash provided by (used in) operating
         activities...................................   (2,401)    (8,574)   (11,716)     (7,102)       3,893
                                                        -------   --------   --------     -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment..........   (5,227)   (14,899)    (2,758)     (1,238)     (11,101)
                                                        -------   --------   --------     -------     --------
      Net cash used in investing activities...........   (5,227)   (14,899)    (2,758)     (1,238)     (11,101)
                                                        -------   --------   --------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (payments of):
  Issuance of common stock............................      386     27,648      1,064         359        2,285
  Issuance of convertible preferred stock.............    5,935         --         --          --           --
  Capital lease payments..............................      (33)      (263)    (1,958)       (422)        (868)
  Short-term bank borrowings..........................      779     (2,320)     9,370       4,526        5,682
  Long-term debt borrowings...........................    2,654     17,002         --          --           --
  Long-term debt payments.............................       --     (5,574)    (4,327)     (2,304)        (926)
                                                        -------   --------   --------     -------     --------
      Net cash provided by financing activities.......    9,721     36,493      4,149       2,159        6,173
                                                        -------   --------   --------     -------     --------
Effect of exchange rate changes.......................      (65)       219        (51)        (53)         122
                                                        -------   --------   --------     -------     --------
Net increase in cash and cash equivalents.............    2,028     13,239    (10,376)     (6,234)        (913)
Cash and cash equivalents at the beginning of the
  period..............................................    1,171      3,199     16,438      16,438        6,062
                                                        -------   --------   --------     -------     --------
Cash and cash equivalents at the end of the period....  $ 3,199   $ 16,438   $  6,062     $10,204     $  5,149
                                                        =======   ========   ========     =======     ========
NON CASH ACTIVITY:
  Acquisition of property, plant and equipment through
    capital leases....................................  $    --   $  1,737   $  5,927     $ 2,654     $  3,427
SUPPLEMENTAL DISCLOSURES:
Interest paid.........................................  $   802   $  1,481   $  2,288     $   730     $  1,010
Income taxes paid.....................................  $ 1,814   $  4,338   $  6,268     $ 1,867     $    870

  The accompanying notes are an integral part of these consolidated financial statements.

                                   AXT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND SUMMARY OF ACCOUNTING POLICIES

The Company

     AXT, Inc. designs, develops, manufactures, and distributes high-performance compound semiconductor substrates, as well as opto-electronic semiconductor devices, such as high-brightness light-emitting diodes, or HB LEDs, and laser diodes.

     AXT expanded its markets in 1999 through the acquisition of Lyte Optronics, Inc., or Lyte (see Note 2). Lyte's business now operates as two separate divisions of AXT: the visible emitter division, which focuses on manufacturing LEDs and laser diodes, and the consumer products division, which focuses on designing and marketing laser-pointing, laser-alignment and LED products. The substrate division comprises the third division of AXT.

     The Company officially changed its name from American Xtal Technology, Inc. to AXT, Inc. on July 7, 2000.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Interim Results (unaudited)

     The accompanying consolidated balance sheet as of June 30, 1999 and the consolidated statements of income and cash flows for the six months ended June 30, 1999 are unaudited. In the opinion of management, these statements have been prepared on the same accounting basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results for these periods. The data disclosed in the notes to the consolidated financial statements for this period are unaudited.

Foreign Currency Translation

     The functional currencies of the Company's Japanese and Chinese subsidiaries are the local currencies. Transaction gains and losses resulting from transactions denominated in currencies other than the U.S. dollar for the Company or in the local currencies for the subsidiaries are included in other income for the periods presented.

     The assets and liabilities of the subsidiaries are translated at the rates of exchange on the balance sheet date. Income and expense items are translated at the average rate of exchange for the period. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity.

Revenue Recognition

     The Company recognizes revenue upon the shipment of its products to the customer provided that the Company has received a signed purchase order, the price is fixed, collection of resulting receivables is

                                   AXT, INC.

probable, product returns are reasonably estimable and there are no remaining significant obligations. The Company provides for future returns based on historical experience at the time revenue is recognized.

Fair Value of Financial Instruments

     The reported amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The reported amounts of notes, short-term bank borrowing, loans payable and capital lease obligations approximate fair value due to the market interest rates which these debts bear.

Concentration of Credit Risk

     The Company manufactures and distributes GaAs, InP and Ge substrates, semiconductor laser diodes, LEDs and laser pointer products. Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company invests primarily in money market accounts and commercial paper instruments. Cash equivalents are maintained with high quality institutions and their composition and maturities are regularly monitored by management.

     The Company performs ongoing credit evaluations of its customers' financial condition, and limits the amount of credit extended when deemed necessary, but generally does not require collateral.

     No customer represented greater than 10% of product revenues for the years ended December 31, 1997, 1998, 1999 or the six months ended June 30, 2000.

     No customer accounted for 10% or more of the trade accounts receivable balance as of December 31, 1998, 1999 or June 30, 2000.

Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated economic lives of the assets, which vary from three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

Impairment of Long-Lived Assets

     Pursuant to Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company reviews long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Based on its most recent analysis, the Company believes that there was no impairment of its property, plant and equipment as of June 30, 2000.

                                   AXT, INC.

Stock-Based Compensation

     The Company accounts for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations thereof. Accordingly, compensation costs for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the stock option exercise price. In addition, the Company complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation."

Research and Development

     Research and development costs are expensed as incurred.

Income Taxes

     The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities.

Comprehensive Income

     In 1998, the Company adopted Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income." Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. The difference between net income and comprehensive income for the Company relates to foreign currency translation adjustments. Comprehensive income for the years ended December 31, 1997, 1998, 1999 and the six-month period ended June 30, 2000 is disclosed in the "Consolidated Statement of Stockholders' Equity."

Basic and Diluted Net Income (Loss) Per Share

     The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standard No. 128, or SFAS 128, "Earnings per Share." Under the provisions of SFAS 128, basic income (loss) per share is computed by dividing the income (loss) available to holders of common stock for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted income (loss) per share excludes potential common stock if the effect of such stock is antidilutive. Potential common stock consists of common shares issuable upon the exercise of stock options.

Segment Reporting

     In 1998, the Company adopted Statement of Financial Accounting Standard No. 131, or SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segment profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets and about major customers.

Reclassifications

     Certain reclassifications have been made to the prior years consolidated financial statements to conform to current period presentation.

                                   AXT, INC.

Recent Accounting Pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. In June 2000, SFAS 133 was amended by SFAS 138. The Company will be required to implement SFAS 133 as amended by SFAS 137, beginning in 2001. Adopting the provisions of SFAS 133 is not expected to have a material effect on the Company's financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 would have no material effect on the financial position or results of operations of the Company.

     In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not and is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 2. ACQUISITION

Merger of the Company with Lyte Optronics, Inc.

     On May 28, 1999, the Company completed a merger with Lyte Optronics, Inc., or Lyte, a Nevada corporation and all of its subsidiaries, including Alpha Photonics, Inc., Lyte Optronics Ltd. (a United Kingdom company) and Advanced Semiconductor (a Xiamen, China company). Lyte and its subsidiaries manufacture and distribute semiconductor laser diode chips, high-brightness LEDs and laser pointers.

     Under the terms of the merger agreement, the Company issued approximately 2,247,000 shares of its common stock in exchange for all the outstanding shares of Lyte's common stock as well as the outstanding shares of Lyte's Series A preferred stock. The Company also issued approximately 981,000 shares of Series A preferred stock in exchange for all the outstanding shares of Lyte's Series B preferred stock. In addition, the Company assumed and converted Lyte's options and warrants representing approximately 115,000 shares of the Company's common stock.

     The merger has been accounted for as a pooling of interests; accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of Lyte.

     The Company incurred costs of approximately $2.8 million associated with the merger, which were charged to operations during the quarter ended June 30, 1999, the period in which the merger was consummated.

                                   AXT, INC.

Acquisition of Alpha Photonics, Inc. by Lyte Optronics, Inc.

     On September 29, 1998, Lyte acquired Alpha Photonics, Inc., or Alpha. The transaction was accounted for as a purchase. Lyte issued its common and preferred stock with a value of $11.5 million in exchange for all the outstanding shares of capital stock of Alpha. Lyte recorded goodwill of $3.0 million, representing the excess of the value of the shares issued by Lyte over the net book value of Alpha. The results of operations of Alpha are included in the operations of the Company beginning on September 29, 1998.

NOTE 3. BALANCE SHEET DETAIL

     The components of selected balance sheet accounts are summarized below (in thousands):

                                                         DECEMBER 31,
                                                      -------------------    JUNE 30,
                                                       1998        1999        2000
                                                      -------    --------    --------
Prepaid expenses:
  Income tax receivable.............................  $   312    $  4,013    $  2,374
  Other.............................................    2,959       4,932       3,697
                                                      -------    --------    --------
                                                      $ 3,271    $  8,945    $  6,071
                                                      =======    ========    ========
Inventories:
  Raw materials.....................................  $ 9,928    $ 13,503    $ 16,693
  Work-in-process...................................   13,171      16,151      20,987
  Finished goods....................................    2,201       5,816       5,950
                                                      -------    --------    --------
                                                      $25,300    $ 35,470    $ 43,630
                                                      =======    ========    ========
Property, plant and equipment:
  Land..............................................  $ 2,446    $  2,447    $  2,447
  Building..........................................   17,429      18,507      18,544
  Machinery and equipment...........................   23,544      31,058      35,437
  Leasehold improvements............................      476       2,704       4,617
  Construction in progress..........................    3,144       1,008       9,207
                                                      -------    --------    --------
                                                       47,039      55,724      70,252
  Less: accumulated depreciation and amortization...   (9,415)    (14,859)    (17,776)
                                                      -------    --------    --------
                                                      $37,624    $ 40,865    $ 52,476
                                                      =======    ========    ========
Accrued liabilities:
  Accrued compensation and other....................  $   934    $  2,090    $  3,180
  Allowance for sales returns.......................    1,036         344         380
  Income tax payable................................        0         615       4,043
  Other.............................................    3,272       4,415       3,198
                                                      -------    --------    --------
                                                      $ 5,242    $  7,464    $ 10,801
                                                      =======    ========    ========

NOTE 4. DEBT

Short-Term Bank Borrowing

     The Company has a $15.0 million bank line of credit that expires on September 30, 2000. On August 28, 2000, the Company entered into a new credit facility of $20.0 million with its bank (see Note 13). The line of credit is secured by the Company's operating assets, excluding equipment. Borrowings under the prior line of credit bear interest at 0.5% above the bank's variable prime rate, which was 9.5% at June 30, 2000 and the new facilities bear interest at 1.75% above LIBOR or 0.5% above the bank's

                                   AXT, INC.

variable prime rate. The line of credit is subject to certain financial covenants regarding current financial ratios and cash flow requirements that have all been met as of June 30, 2000. The amounts outstanding under the prior line of credit were $1.9 million at December 31, 1998, $11.3 million at December 31, 1999, and $13.0 million at June 30, 2000.

Notes Payable

     On June 15, 2000, the Company entered into a short-term note with its bank in the amount of $4.0 million. The note bears interest at 1.0% above the bank's variable prime rate, which was 9.5% at June 30, 2000. The principal and unpaid interest of the note is due September 30, 2000. The proceeds of the note were primarily used to fund current operating and capital expenditure needs of the Company. The note is to be repaid using the proceeds of a new loan of $6.0 million (see Note 13).

Long-Term Debt

     The components of long-term debt are summarized below (in thousands):

                                                           DECEMBER 31,
                                                        ------------------    JUNE 30,
                                                         1998       1999        2000
                                                        -------    -------    --------
Various notes payable to banks, secured by certain
  equipment, bearing interest at fixed rates between
  7.13% and 9.01%, maturing between February 2001 and
  May 2003............................................  $ 3,782    $ 2,948    $ 2,494
Debenture loan payable to Bay Area Employment
  Development Company, guaranteed by the U.S. Small
  Business Administration, bearing interest at a fixed
  rate of 7.27%, maturing October 2016................      944        917        903
Taxable revenue bonds, secured by a letter of credit
  from a bank, bearing interest at 2.0% below prime
  rate, which was 9.5% on June 30, 2000, maturing
  December 2023.......................................   11,615     11,135     10,723
Various mortgage notes payable to a bank, secured by
  property, bearing interest at a fixed rate of 9.00%
  and 8.25%, maturing October 2003....................    1,890      1,822      1,776
Notes payable to a bank and a financing institution,
  acquired with Lyte Optronics, paid in full in
  1999................................................    2,918         --         --
                                                        -------    -------    -------
                                                         21,149     16,822     15,896
Less current portion..................................   (2,733)    (1,568)    (1,862)
                                                        -------    -------    -------
                                                        $18,416    $15,254    $14,034
                                                        =======    =======    =======

     Maturities of long-term debt at June 30, 2000 were as follows:

2001.......................................................  $ 1,862
2002.......................................................    1,895
2003.......................................................    1,056
2004.......................................................      686
2005.......................................................      514
Thereafter.................................................    9,883
                                                             -------
                                                             $15,896
                                                             =======

     On August 28, 2000, the Company entered into a new credit facility including $6.0 million in term loans for real estate in Southern California. Borrowings under the term loans bear interest at 2.75% above

                                   AXT, INC.

LIBOR, 2.5% above short-term treasury notes or 1.5% above the bank's variable prime rate. The term loans mature on March 31, 2003.

     Following the merger with Lyte Optronics in 1999, the Company repaid Lyte Optronics debt that had been obtained at an unfavorable interest rate. The repayment resulted in an extraordinary loss in the amount of $508,000, net of tax benefits.

NOTE 5. INCOME TAXES

     The components of the provision for income taxes are summarized below (in thousands):

                                          YEARS ENDED DECEMBER 31,
                                         ---------------------------    SIX MONTHS ENDED
                                          1997      1998       1999      JUNE 30, 2000
                                         ------    -------    ------    ----------------
Current:
  Federal..............................  $1,571    $ 3,774    $2,274        $ 3,069
  State................................      79        442       376            503
  Foreign..............................      84         51       247            190
                                         ------    -------    ------        -------
     Total current.....................   1,734      4,267     2,897          3,762
Deferred:
  Federal..............................    (808)    (1,097)     (663)          (997)
  State................................    (143)      (194)      (95)           (97)
                                         ------    -------    ------        -------
     Total deferred....................    (951)    (1,291)     (758)        (1,094)
                                         ------    -------    ------        -------
     Total provision...................  $  783    $ 2,976    $2,139        $ 2,668
                                         ======    =======    ======        =======

     A reconciliation of the effective income tax rates and the U.S. statutory federal income tax rate is summarized below:

                                                    YEARS ENDED
                                                    DECEMBER 31,
                                                --------------------    SIX MONTHS ENDED
                                                1997    1998    1999     JUNE 30, 2000
                                                ----    ----    ----    ----------------
Statutory federal income tax rate.............  34.0%   34.0%   34.0%         34.0%
State income taxes, net of federal tax
  benefits....................................   5.4%    2.6%    5.4%          3.4%
Foreign sales corporation benefit.............    --    (3.2%)  (4.8%)        (2.6%)
Foreign income taxed at higher rate...........   4.2%    0.8%    0.0%          0.0%
Acquisition costs.............................   0.0%    0.0%   33.9%          0.0%
Other.........................................   5.2%    6.9%    7.3%          3.3%
                                                ----    ----    ----          ----
Effective tax rate............................  48.8%   41.1%   75.8%         38.1%
                                                ====    ====    ====          ====

                                   AXT, INC.

     Deferred tax assets and liabilities are summarized below (in thousands):

                                                         YEARS ENDED
                                                        DECEMBER 31,
                                                      -----------------   SIX MONTHS ENDED
                                                       1998      1999      JUNE 30, 2000
                                                      -------   -------   ----------------
Deferred tax assets:
  Accruals and reserves not yet deductible..........  $ 1,635   $ 2,935       $ 3,254
  State taxes.......................................      137        98           132
  Other.............................................      772       724         1,376
  Net operating loss................................      925       925           925
  Credits...........................................       --       128           366
                                                      -------   -------       -------
                                                      $ 3,469   $ 4,810       $ 6,053
Deferred tax liabilities:
  Depreciation......................................   (1,017)   (1,600)       (1,468)
                                                      -------   -------       -------
     Net deferred tax asset.........................  $ 2,452   $ 3,210       $ 4,585
                                                      =======   =======       =======

NOTE 6. NET INCOME PER SHARE

     A reconciliation of the numerators and denominators of the basic and diluted net income per share calculations is as follows (in thousands, except per share data):

                                                                         SIX MONTHS
                                     YEARS ENDED DECEMBER 31,          ENDED JUNE 30,
                                   -----------------------------   ----------------------
                                    1997       1998       1999        1999         2000
                                   -------    -------    -------   -----------    -------
                                                                   (UNAUDITED)
Numerator:
  Net income (loss)                $   820    $ 4,284    $   172     $(3,028)     $ 4,325
                                   =======    =======    =======     =======      =======
Denominator:
     Denominator for basic
       earnings per
       share -- weighted
       average common shares...      3,697     16,076     18,655      18,451       18,687
     Effect of dilutive
       securities:
       Common stock options....         72        249      1,116          --        1,491
       Convertible preferred
          stock................      9,829         --         --          --           --
                                   -------    -------    -------     -------      -------
Denominator for dilutive income
  (loss) per share.............     13,598     16,325     19,771      18,451       20,178
                                   =======    =======    =======     =======      =======
Basic income (loss) per
  share........................    $  0.22    $  0.27    $  0.01     $ (0.16)     $  0.23
Diluted income (loss) per
  share........................    $  0.06    $  0.26    $  0.01     $ (0.16)     $  0.21
Options excluded from diluted
  net income (loss) per
  share........................          9          7        415       1,123           45
                                   =======    =======    =======     =======      =======

     Certain common stock issuable upon exercise of stock options were excluded from the calculation of diluted net income (loss) per share as the impact of the options would have been anti-dilutive.

NOTE 7. STOCKHOLDERS' EQUITY

     In May 1998, the Company completed its initial public offering, or IPO, and issued 2,875,000 shares of its common stock at $10.00 per share, including the shares from an over-allotment option. The Company received cash of approximately $25.8 million net of underwriting discounts, commissions and

                                   AXT, INC.

IPO expenses. Upon the closing of the IPO, all outstanding shares of the Company's then convertible preferred stock were automatically converted into shares of common stock.

     On May 28, 1999, the Company completed its acquisition of Lyte. Under the terms of the acquisition, the Company issued approximately 2,247,000 shares of common stock and 981,000 shares of non-voting and non-convertible preferred stock with a 5.0% annual dividend rate payable when declared by the board of directors of the Company and $4.0 million liquidation preference over common stock, in exchange for all of the issued and outstanding shares of capital stock of Lyte. Ten percent of the shares issued to the Lyte's stockholders are held in escrow to satisfy any claims that the Company may bring under the acquisition agreement. The Company has filed certain claims under the agreement and expects that all of the shares held in escrow will be returned to the Company in satisfaction of these claims.

     Subsequent to June 30, 2000, the Company completed a private securities offering (see Note 13).

NOTE 8. EMPLOYEE BENEFIT PLANS

Stock Option Plans

     In 1993, the Company adopted the 1993 Stock Option Plan ("1993 Plan") which provides for granting of incentive and non-qualified stock options to employees, consultants, and directors of the Company. Under the 1993 Plan, 880,000 shares of common stock have been reserved for issuance as of December 31, 1998. Options granted under the 1993 Plan are generally for periods not to exceed ten years and are granted at the fair market value of the stock at the date of grant as determined by the board of directors. Options granted under the 1993 Plan generally vest 25.0% upon grant and 25.0% each year thereafter, with full vesting occurring on the third anniversary of the grant date.

     In May 1997, the Company adopted the 1997 Stock Option Plan ("1997 Plan") which provides for granting of incentive and non-qualified stock options to employees, consultants and directors of the Company. Under the 1997 Plan, 5,901,501 shares of common stock have been reserved for issuance as of June 30, 2000. Options granted under the 1997 Plan are generally for periods not to exceed ten years (five years if the option is granted to a 10.0% stockholder) and are granted at the fair market value of the stock at the date of grant as determined by the board of directors. Options granted under the 1997 Plan generally vest 25.0% at the end of one year and 2.1% each month thereafter, with full vesting after four years.

                                   AXT, INC.

     Information about stock option activities is summarized below:

                                                                 OPTIONS OUTSTANDING
                                                   ------------------------------------------------
                                      OPTIONS                                      WEIGHTED AVERAGE
                                     AVAILABLE      NUMBER      EXERCISE PRICE      EXERCISE PRICE
                                     FOR GRANT     OF SHARES       PER SHARE          PER SHARE
                                     ----------    ---------    ---------------    ----------------
Balance at December 31, 1996.......     322,594      209,202                            $ 1.59
  Additional shares authorized.....   1,367,000           --                                --
  Granted..........................  (1,246,950)   1,246,950    $ 5.00 - $ 6.09           5.06
  Exercised........................          --      (84,825)     0.06 -   1.90           1.59
  Cancelled........................      25,175      (25,175)     1.50 -   5.00           3.43
                                     ----------    ---------
Balance at December 31, 1997.......     467,819    1,346,152                              4.77
  Additional shares authorized.....   1,500,000           --                                --
  Granted..........................    (320,599)     320,599      5.00 -  11.87           7.46
  Exercised........................          --      (71,407)     1.20 -   5.00           1.94
  Cancelled........................      64,268      (64,268)     5.00 -   7.50           5.39
                                     ----------    ---------
Balance at December 31, 1998.......   1,711,488    1,531,076                              5.44
  Additional shares authorized.....   1,000,000           --                                --
  Granted..........................  (1,500,350)   1,500,350      9.12 -  24.96          18.21
  Exercised........................          --     (200,679)     1.20 -   8.25           4.64
  Cancelled........................     154,645     (154,645)     1.90 -  22.69          13.82
                                     ----------    ---------
Balance at December 31, 1999.......   1,365,783    2,676,102                             12.18
  Additional shares authorized.....   2,101,501           --                                --
  Granted..........................    (433,800)     433,800     15.06 -  47.00          25.39
  Exercised........................          --     (261,799)     0.20 -  21.18           7.51
  Cancelled........................     206,347     (206,347)     5.00 -  32.50          14.22
                                     ----------    ---------
Balance at June 30, 2000...........   3,239,831    2,641,756                             14.65
                                     ==========    =========

     Information about stock options outstanding at June 30, 2000 is summarized below:

              OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
------------------------------------------------   ------------------------------
                                WEIGHTED AVERAGE
   RANGE OF         NUMBER         REMAINING         NUMBER      WEIGHTED AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   OUTSTANDING    EXERCISE PRICE
---------------   -----------   ----------------   -----------   ----------------
$ 1.90 - $1.90         5,850          0.34             5,850          $1.90
  5.00 -  5.00       629,082          7.15           399,928           5.00
  5.50 -  7.91       315,581          7.73           161,486           6.56
  8.25 - 13.56       400,726          8.76             7,519           9.04
 14.56 - 17.75       266,500          9.45             5,520          15.53
 18.06 - 20.69        67,600          6.85            15,000          20.68
 21.19 - 21.19       433,117          8.98            97,876          21.19
 21.25 - 22.69       280,100          9.25                --             --
 24.00 - 44.38       242,000          9.69                --             --
 47.00 - 47.00         1,200          9.97                --             --
                   ---------          ----           -------          -----
                   2,641,756          8.43           693,179          $8.09
                   =========          ====           =======          =====

                                   AXT, INC.

Stock-Based Compensation Under APB No. 25

     In connection with certain stock option grants the Company recorded deferred compensation costs totaling $322,000 for the year ended December 31, 1997 and $203,000 for the year ended December 31, 1998. Compensation cost is the difference between the exercise price and the deemed fair value at the date of grant. Compensation cost is being amortized over the vesting period relating to these options, of which approximately $102,000 was amortized for the year ended December 31, 1997, $96,000 for 1998, $110,000 for 1999 and $55,000 for the six
months ended June 30, 2000.

Certain Pro Forma Disclosures

     Pro forma information regarding net income and net income per share is required by SFAS No. 123, which also requires that information be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                   YEARS ENDED             SIX MONTHS
                                                   DECEMBER 31,          ENDED JUNE 30,
                                               --------------------   --------------------
                                               1997    1998    1999      1999        2000
                                               ----    ----    ----   -----------    -----
                                                                      (UNAUDITED)
Risk free interest rate......................  6.1%     5.2%    5.6%      4.8%         6.2%
Expected life (in years).....................  4.5      5.0     5.0       5.0          5.0
Dividend yield...............................  0.0%     0.0%    0.0%      0.0%         0.0%
Volatility...................................  0.0%    75.0%   96.0%     90.0%       140.0%

     The weighted average grant-date fair value of options granted during the year ended December 31, 1997 was $0.49, $4.57 in 1998, $13.09 in 1999, $12.63
for the six months ended June 30, 1999 and $22.83 for the six months ended June 30, 2000.

     Had compensation cost for the Company's options been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's pro forma net income and net income per share would have been as summarized below (in thousands except per share data):

                                                                         SIX MONTHS
                                        YEARS ENDED DECEMBER 31,       ENDED JUNE 30,
                                       --------------------------   ---------------------
                                       1997      1998      1999        1999         2000
                                       -----    ------    -------   -----------    ------
                                                                    (UNAUDITED)
Net income:
  As reported........................  $ 820    $4,284    $   172     $(3,028)     $4,325
  Pro forma net income...............  $ 760    $3,936    $(2,747)    $(3,685)     $1,970
Net income per share:
  As reported:
     Basic...........................  $0.22    $ 0.27    $  0.01     $ (0.16)     $ 0.23
     Diluted.........................  $0.06    $ 0.26    $  0.01     $ (0.16)     $ 0.21
  Pro forma net income:
     Basic...........................  $0.21    $ 0.24    $ (0.15)    $ (0.20)     $ 0.11
     Diluted.........................  $0.06    $ 0.24    $ (0.15)    $ (0.20)     $ 0.10

     Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income for future years.

                                   AXT, INC.

Employee Stock Purchase Plan

     In May 1997, the Company's board of directors approved an Employee Stock Purchase Plan. Under this plan, employees of the Company were allowed to purchase a certain number of shares of common stock by December 31, 1997. A total of 67,000 shares were purchased as of December 31, 1997.

     In February 1998, the Company's board of directors approved the 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan"). The Company's stockholders approved the 1998 Purchase Plan in March 1998. At June 30, 2000 a total of 900,000 shares of the Company's common stock were reserved for issuance under the 1998 Purchase Plan. A total of 121,000 shares were purchased as of June 30, 2000. The 1998 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through payroll deductions. The common stock purchase price is determined as 85.0% of the lower of the market price of the common stock at the purchase date or the date of offer to the employee.

Retirement Savings Plan

     The Company has a 401(k) Savings Plan (the "Savings Plan") which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All full-time U.S. employees are eligible to participate in the Savings Plan after 90 days from the date of hire. Participants may contribute up to 10.0% of their earnings to the Savings Plan with a discretionary matching amount provided by the Company. The Company's contributions to the Savings Plan were $87,000 for the year ended December 31, 1997, $101,000 for 1998, $146,000 for 1999 and
$75,000 for the six months ended June 30, 2000.

NOTE 9. SEGMENT AND FOREIGN OPERATIONS INFORMATION

     The Company has three reportable segments: substrates, visible emitters and consumer products. The segments in which the Company operates are subject to rapid technological change and significant competition. Also, the number of suppliers of certain materials used by the Company and the number of customers are limited.

                                   AXT, INC.

     Selected financial information by business segment is summarized below (in thousands):

                                                                             SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,              JUNE 30,
                                        -------------------------------   -----------------------
                                         1997        1998        1999        1999          2000
                                        -------    --------    --------   -----------    --------
                                                                          (UNAUDITED)
Substrates:
  Net revenues from external
     customers........................  $25,335    $ 43,177    $ 56,732     $26,136      $ 45,337
  Gross profit (loss).................   10,108      17,936      23,286      10,381        21,148
  Operating income (loss).............    5,860      10,416      12,275       4,022        14,418
  Identifiable assets.................   31,395      76,505      88,579      82,850       105,151
Visible Emitters:
  Net revenues from external
     customers........................  $    --    $  5,897    $ 18,640     $ 9,391      $  4,868
  Gross profit (loss).................                2,135       2,061        (110)       (1,120)
  Operating income (loss).............       --       1,132      (2,775)     (2,884)       (5,592)
  Identifiable assets.................       --      18,917      23,423      20,676        26,920
Consumer Products:
  Net revenues from external
     customers........................  $17,978    $ 12,240    $  6,149     $ 4,153      $  2,673
  Gross profit (loss).................    3,555       2,294      (1,195)       (802)          652
  Operating income (loss).............   (3,407)     (3,405)     (5,260)     (2,842)         (414)
  Identifiable assets.................    6,401       7,561       3,760       5,094         5,101
Total:
  Net revenues from external
     customers........................  $43,313    $ 61,314    $ 81,521     $39,680      $ 52,878
  Gross profit (loss).................   13,663      22,365      24,152       9,469        20,680
  Operating income (loss).............    2,453       8,143       4,240      (1,704)        8,412
  Identifiable assets.................   37,796     102,983     115,762     108,620       137,172

     The Company sells its substrates in the United States and in other parts of the world. Also, the Company has operations in Japan and China. Revenues by geographic location based on the country of the customer were as follows (in thousands):

                                                                         SIX MONTHS
                                     YEARS ENDED DECEMBER 31,          ENDED JUNE 30,
                                   -----------------------------   ----------------------
                                    1997       1998       1999        1999         2000
                                   -------    -------    -------   -----------    -------
                                                                   (UNAUDITED)
Net revenues:
  United States..................  $30,676    $41,902    $42,531     $19,991      $27,869
  Europe.........................    5,452      4,469      8,290       3,693        5,956
  Canada.........................    1,034      1,356      3,221         125        1,211
  Japan, Asia Pacific and
     other.......................    6,151     13,587     27,479      15,871       17,842
                                   -------    -------    -------     -------      -------
  Consolidated...................  $43,313    $61,314    $81,521     $39,680      $52,878
                                   =======    =======    =======     =======      =======

                                   AXT, INC.

     Property, plant and equipment by geographic location is summarized below (in thousands):

                                                           DECEMBER 31,
                                                        ------------------    JUNE 30,
                                                         1998       1999        2000
                                                        -------    -------    --------
Property, plant and equipment, net:
  United States.......................................  $36,558    $37,362    $47,975
  China...............................................      881      3,491      4,499
  Other...............................................      185         12          2
                                                        -------    -------    -------
                                                        $37,624    $40,865    $52,476
                                                        =======    =======    =======

NOTE 10. RELATED PARTY TRANSACTIONS

     The Company purchased raw materials and manufactured quartz from a supplier that is owned by a family member of an officer. Purchases from this supplier were $1.5 million for the year ended December 31, 1997, $3.7 million in 1998, $3.6 million in 1999 and $3.5 million for the six months ended June 30, 2000.

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

     From time to time the Company is involved in litigation in the normal course of business. Management believes that the outcome of matters to date will not have a material adverse effect on the Company's financial position or results of operations.

     The Company leases certain office space, manufacturing facilities and property and equipment under long-term operating leases expiring at various dates through December 2006. Total rent expense under these operating leases was approximately $183,000 for the six months ended June 30, 2000.

     Included in property and equipment is approximately $11.5 million of equipment that is leased under non-cancelable leases accounted for as capital leases. These leases expire at various dates through 2005.

     Total minimum lease payments under the above leases as of June 30, 2000, are summarized below (in thousands):

                                                        CAPITAL    OPERATING
                                                        LEASES      LEASES       TOTAL
                                                        -------    ---------    -------
2001..................................................  $ 4,336     $  617      $ 4,953
2002..................................................    3,253        632        3,885
2003..................................................    3,170        540        3,710
2004..................................................    2,177        480        2,657
2005..................................................      620        443        1,063
Thereafter............................................       --         83           83
                                                        -------     ------      -------
                                                         13,556     $2,795      $16,351
                                                                    ======      =======
Less amounts representing interest at 8.25% to
  22.8%...............................................   (1,982)
                                                        -------
                                                         11,574
Less short-term portion...............................   (3,437)
                                                        -------
Long-term portion.....................................  $ 8,137
                                                        =======

                                   AXT, INC.

NOTE 12. FOREIGN EXCHANGE CONTRACTS AND TRANSACTION LOSSES

     The Company uses short-term forward exchange contracts for hedging purposes to reduce the effects of adverse foreign exchange rate movements. The Company has purchased foreign exchange contracts to hedge against certain trade accounts receivable denominated in Japanese yen. These contracts are accounted for using hedge accounting, under which the change in the fair value of the forward contracts is recognized as part of the related foreign currency transactions as they occur. As of June 30, 2000, the Company's outstanding commitments with respect to the foreign exchange contracts, which were commitments to sell Japanese yen, had a total contract value of approximately $1.7 million.

     The Company incurred a foreign transaction exchange loss of $186,000 for the year ended December 31, 1997, a loss of $24,000 in 1998, a gain of $652,000 in 1999 and a gain of $3,000 for the six months ended June 30, 2000.

NOTE 13. SUBSEQUENT EVENTS

Private Securities Offering

     On July 25, 2000 the Company completed a private securities offering, raising approximately $8.5 million in exchange for 234,115 shares of common stock. The shares issued have not been registered under the Securities Act of 1933 and are "restricted securities" as defined by Rule 144 promulgated under the Act. The securities may not be sold or offered for sale or otherwise distributed except in conjunction with an effective registration statement for the shares under the Act, in compliance with Rule 144, or pursuant to an opinion of counsel satisfactory to the Company, that such registration or compliance is not required as to said sale, offer or distribution. The Company is obligated to register the shares no later than ten days after the completion of its next public securities offering.

New Debt Financing

     On August 28, 2000, the Company entered into a new 21-month $20.0 million line of credit and additional long-term loans of $6.0 million with its bank.

--------------------------------------------------------------------------------

                                   [AXT LOGO]

                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

                               CIBC WORLD MARKETS

                                 WIT SOUNDVIEW

                              ABN AMRO ROTHSCHILD
                      A DIVISION OF ABN AMRO INCORPORATED

                            PACIFIC CREST SECURITIES

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the Nasdaq listing application fee.

                                                                  TO BE
                                                                 PAID BY
                                                              THE REGISTRANT
                                                              --------------
Securities and Exchange Commission registration fee.........    $   28,074
NASD filing fee.............................................        11,063
Nasdaq National Market additional shares listing application
  fee.......................................................        17,500
Blue sky fees and expenses..................................        10,000
Accounting fees and expenses................................       380,000
Printing expenses...........................................       100,000
Transfer agent and registrar fees and expenses..............        10,000
Legal fees and expenses.....................................       200,000
Miscellaneous expenses......................................       243,363
                                                                ----------
          Total.............................................    $1,000,000
                                                                ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of AXT) by reason of the fact that the person is or was a director, officer, agent, or employee of AXT, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of AXT, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of AXT as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to AXT, unless the court believes that in light of all the circumstances indemnification should apply.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. In addition, we have entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     The Underwriting Agreement hereto provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

     We have a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement:


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  1.1*    Form of Underwriting Agreement.
  5.1*    Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel to the Registrant.
 10.1*    Credit Agreement dated August 28, 2000 by and between the
          Registrant and U.S. Bank National Association.
 23.1     Consent of PricewaterhouseCoopers LLP, independent
          accountants.
 23.2     Consent of Arthur Andersen LLP, independent public
          accountants.
 23.3*    Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1 to this Registration Statement).
 24.1*    Power of Attorney (included as page II-4).
 27.1*    Financial Data Schedule (EDGAR filed version only)


------------------
* Previously filed.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 15th day of September, 2000.


                                          AXT, INC.

                                          By:      /s/ MORRIS S. YOUNG
                                            ------------------------------------
                                                      Morris S. Young
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on September 15, 2000 by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----
                 /s/ MORRIS S. YOUNG                   Chief Executive Officer and   September 15, 2000
-----------------------------------------------------            Director
                   Morris S. Young

                /s/ DONALD L. TATZIN                   Chief Financial Officer and   September 15, 2000
-----------------------------------------------------            Director
                  Donald L. Tatzin

                          *                                      Director            September 15, 2000
-----------------------------------------------------
                     Jesse Chen

                          *                                      Director            September 15, 2000
-----------------------------------------------------
                     B. J. Moore

              *By: /s/ DONALD L. TATZIN
  ------------------------------------------------
                  Donald L. Tatzin
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  1.1*    Form of Underwriting Agreement.
  5.1*    Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel to the Registrant.
 10.1*    Credit Agreement dated August 28, 2000 by and between the
          Registrant and U.S. Bank National Association.
 23.1     Consent of PricewaterhouseCoopers LLP, independent
          accountants.
 23.2     Consent of Arthur Andersen LLP, independent public
          accountants.
 23.3*    Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1 to this Registration Statement).
 24.1*    Power of Attorney (included as page II-4).
 27.1*    Financial Data Schedule (EDGAR filed version only).


------------------
* Previously filed.